Exhibit 2.1

EUROGAS CORPORATION

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2009
AND THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010

January 25, 2011

TABLE OF CONTENTS

1.	FORWARD-LOOKING STATEMENTS	1
2.	GLOSSARY	3
3.	ABBREVIATIONS	6
4.	CONVERSIONS	7
5.	REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	8
6.	CORPORATE STRUCTURE	9
	Name, Address and Incorporation	9
	Intercorporate and Other Relationships	9
7.	GENERAL DEVELOPMENT OF THE BUSINESS	10
	Three Year History	10
	Significant Acquisitions	14
8.	DESCRIPTION OF THE BUSINESS	14
	General	14
	Production and Services	21
9.	BUSINESS PLAN AND CORPORATE STRATEGY OF EUROGAS	22
	Employees	22
	Social and Environmental Policies	23
10.	INDUSTRY CONDITIONS, TRENDS AND ENVIRONMENTAL MATTERS	23
	Industry Conditions	23
	Trends	25
	Environmental Regulation	25
	Climate Change	25
11.	RISK FACTORS	26
	No History of Earnings	26
	Exploration, Development and Production Risks	26
	Development Projects	27
	Reliance on Operators, Management and Key Personnel	27
	Cyclical Nature of Business	27
	Economic Dependence	27
	Additional Funding Requirements	27
	Permits and Licenses	28
	Foreign Operations	28
	Availability of Drilling Equipment and Access	28
	Competition	28
	Environmental Concerns	29
	Climate Change	29
	Volatility of Commodity Prices	29
	Hedging Activities	30
	Accounting Write-downs as a Result of GAAP	30
	Title to Properties	30
	Potential Conflicts of Interest	30
	Taxation	30
	Uncertainty of Reserve Estimates	30
	Insurance, Health and Safety	31
	Litigation Risk	31
	Labour Costs and Labour Relations	31
	Geo-Political Risks	31
	Dilution	32
	Management of Growth	32
	Aboriginal Claims	32
	Credit Risk	32
	Variations in Foreign Exchange Rates	32
	Interest Rate Risk	33
	Volatility of Share Price	33
	Royalties and Incentives	33

- ii -

	Regulatory Matters	33
	Global Financial Crisis	33
	Prices, Markets and Marketing	34
	Failure to Realize Anticipated Benefits of Acquisitions and Dispositions	34
	Information System Risk	34
12.	DIVIDENDS	34
13.	DESCRIPTION OF CAPITAL STRUCTURE	35
	Common Shares	35
	Preferred Shares	35
14.	MARKET FOR SECURITIES	35
	Trading Price and Volume	35
15.	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	36
16.	DIRECTORS AND OFFICERS	36
	Description of Each Director's and Officer’s Activities	37
	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	39
	Conflicts of Interest	40
17.	PROMOTERS	40
18.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	40
	Legal Proceedings	40
	Regulatory Actions	40
19.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
20.	TRANSFER AGENT AND REGISTRAR	41
21.	MATERIAL CONTRACTS	41
22.	INTERESTS OF EXPERTS	41
	Names of Experts	41
	Interests of Experts	41
23.	AUDIT COMMITTEE INFORMATION	42
	Audit Committee Charter	42
	Composition of the Audit Committee	42
	Relevant Education and Experience	42
	Reliance on Certain Exemptions	42
	Audit Committee Oversight	43
	Pre-Approval Policies and Procedures	43
	External Auditor Service Fees	43
24.	DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	43
	Board of Directors	44
	Board Mandate	46
	Positions Descriptions	46
	Orientation and Continuing Education	46
	Ethical Business Conduct	46
	Nomination of Directors	47
	Compensation Committee	47
	Other Board Committees	48
	Assessments	49
25.	ADDITIONAL INFORMATION	49

1. FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements which reflect management’s expectations regarding Eurogas’ (also referred to herein as the “Company”, “we” or “us”) future growth, results of operations, performance, business prospects and opportunities. Forward-looking statements include future-oriented financial information, within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and the securities legislation of certain of the provinces of Canada, including the Securities Act (Ontario).

Certain information set forth in this AIF, including management's assessment of the Company’s future plans and operations, contains forward-looking statements. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and may include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In particular, forward-looking statements contained in this document include, but are not limited to, statements with respect to: financial and business prospects and financial outlook; performance characteristics of the Company’s oil and natural gas properties; oil and natural gas production levels and reserve estimates; the quantity of oil and natural gas reserves and recovery rates; the Company’s capital expenditure programs; supply and demand for oil and natural gas and commodity prices; drilling plans and strategy; availability of rigs, equipment and other goods and services; expectations regarding the Company’s ability to raise capital and continually add to reserves through acquisitions, exploration and development; treatment under government regulatory regimes and tax laws; anticipated work programs and land tenure; the granting of formal permits, licences or authorities to prospect; the timing of acquisitions; and the realization of the anticipated benefits of the Company’s acquisitions and dispositions. In addition, statements relating to "reserves" or "resources" are, by their nature, forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management and labour and labour relations generally, health and safety risks, stock market volatility, the ability to access sufficient capital from internal and external sources and other risk factors discussed or referred to in the section entitled ”Risk Factors” and other documents filed from time to time with the securities administrators, all of which may be accessed at www.sedar.com. These statements are only predictions, not guarantees, and actual events or results may differ materially. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Forward-looking statements and other information contained herein concerning the oil and gas industry and the Company’s general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

In addition, a number of assumptions were made by the Company in connection with certain forward-looking information and forward-looking statements for 2010 and beyond included in this AIF. These assumptions include: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects in which the Company has an interest to operate such projects in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and/or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future oil and natural gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to successfully market its oil and natural gas products; estimates on global industrial production in key geographic markets; global oil and natural gas demand and supply; that the Company will not have any labour, equipment or other disruptions at any of its operations of any significance in 2010 other than any planned maintenance or similar shutdowns and that any third parties on which the Company is relying will not experience any unplanned disruptions; that the reports it relies on for certain of its estimates are accurate; and that the above mentioned risks and the risk factors described elsewhere in this AIF do not materialize.

The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what resulting benefits the Company will derive. The forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying management’s reasonable belief of the direction of the Company and may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

2. GLOSSARY

“1995 Amalgamation” means the acquisition by the Company of Clearport by way of an amalgamation of Clearport and Salek pursuant to an amalgamation agreement dated as of May 19, 1995 among the Company, Salek and Clearport;

“ACS” means ACS Servicios Comunicaciones y Energia, S.L.;

“ACS Transaction” means the agreements entered into by the Company with ACS and Enagas on December 20, 2007;

“AIF” means this annual information form;

“AJM” means AJM Petroleum Consultants;

“Amalco” means the company formed by the 1995 Amalgamation;

“APEX” means Atlas Petroleum Exploration Worldwide Ltd.;

“Audit Committee” means the audit committee of the Company;

“Bank” means National Bank of Canada;

“Board” means the board of directors of the Company;

“Castor Project” means the development of an underground natural gas storage facility in Spain, as more particularly described in the section entitled “Description of the Business – General – The Castor Project”;

“CBCA” means the Canada Business Corporations Act;

“Clearport” means Clearport Petroleums Ltd.;

“CLP” means Castor UGS Limited Partnership;

“Company” means Eurogas Corporation;

“Compensation Committee” means the compensation committee of the Company;

“Credit Facility” means the bank loan revolving credit facility of up to $80 million which was provided directly to DELP by a banking syndicate led by the Bank in respect of the Lake Erie Acquisition;

“DELP” means Dundee Energy Limited Partnership;

“Delta” means Delta Hydrocarbons B.V.;

“Development Concession” means the development concession granted on June 15, 2008, which replaced the exploration permit relating to the Castor Project and which allows Escal to construct and utilize the Castor Project;

“DSU Plan” means the deferred share unit plan of the Company;

“Dundee” means Dundee Corporation, an asset management company;

“Dundee Resources” means Dundee Resources Limited;

“Enagas” means Enagas, S.A.;

“EPC contract” means the engineering, procurement and construction contract in respect to the Castor Project;

“Escal” means Escal UGS S.L.;

“Eurogas” means Eurogas Corporation;

“Eurogas International” means Eurogas International Inc.;

“FEED Study” means the Front End Engineering and Design Study initiated in 2006 by ACS pursuant to a contract between Escal and ACS;

“GAAP” means Canadian generally accepted accounting principles;

“GHG” means greenhouse gas;

“Great Plains” means Great Plains Exploration Inc.;

“IPS” means Innovative Production Services Ltd.;

“Lake Erie Acquisition” means the acquisition by DELP of the Lake Erie Assets on June 29, 2010;

“Lake Erie Assets” means the 95% working interest in onshore oil properties, a 65% working interest in offshore gas properties and certain other assets, as more particularly described in the section entitled “Description of the Business – General – Lake Erie Assets”, all located in and around Lake Erie in Ontario, acquired by DELP, a wholly-owned limited partnership of the Company on June 29, 2010;

“MOPU” means the mobile offshore production unit in which Eurogas International holds an interest;

“NEB” means the National Energy Board of Canada;

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators;

“NP 58-201” means National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators;

“Order” means: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

“Preferred Shares” means the $32,150,000 preferred share interest held by the Company in Eurogas International;

“PWC” means PricewaterhouseCoopers LLP;

“REB-3 well” means the well drilled on the Ras-El-Besh prospect within the Sfax Permit;

“Regulatory Framework” means, collectively, the Regulatory Framework for Air Emissions, updated March 10, 2008 by Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions;

“Restructuring” means the restructuring of the Company’s interest in Eurogas International completed on July 10, 2008, as more particularly described in the section entitled “Description of the Business – General –Preferred Share Interest in Eurogas International Inc.”;

“Salek” means Salek Oil Limited;

“Seawolf” means, collectively, Seawolf Oilfield (Cyprus) Limited and Seawolf Oilfield Services Limited;

“Sfax Permit” means the 1.0 million acre Sfax Offshore Exploration Permit in respect to certain oil and gas assets located in Tunisia;

“SIP Plan” means the share incentive plan of the Company;

“Storage Facility” means the proposed underground gas storage facility being developed in connection with the Castor Project;

“TSX” means the Toronto Stock Exchange; and

“TSX-V” means the TSX Venture Exchange.

3. ABBREVIATIONS

In this AIF, the following abbreviations have the meanings set forth below:

Oil and Natural Gas Liquids		Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMbtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	Gigajoule
NGLs	natural gas liquids	MM	Million
STB	stock tank barrel

Other

API	an indication of the specific gravity of crude oil measured on the API gravity scale
BOE or boe	barrel of oil equivalent is a unit of energy based on the approximate energy released by burning one barrel of crude oil. Six thousand cubic feet of natural gas is the approximate energy equivalent of 1 barrel of oil. This conversion factor is an industry accepted norm and is not based on current prices.
BOE/d	barrel of oil equivalent per day
bpd	barrels per day
GCA	gas cost allowance
m3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
$M	thousands of dollars
$MM	millions of dollars
MBOE	1,000 barrels of oil equivalent
Mcfe	thousand cubic feet of gas equivalent

Disclosure provided herein in respect of BOEs (barrels of oil equivalent) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Where any disclosure of reserves data is made in this AIF that does not reflect all reserves of Eurogas, the reader should note that the estimates of reserves and future net revenue for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

4. CONVERSIONS

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units):

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.289
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

5. REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

The Company is filing this AIF in connection with listing of its common shares on the TSX. The information in this AIF is presented as at December 31, 2009 unless otherwise indicated.

All dollar amounts referred to herein are in Canadian dollars unless stated otherwise. Unless otherwise indicated, all financial information included herein has been prepared in accordance with GAAP.

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production and the date of resumption of production must be known with reasonable certainty.

Gross reserves represent the Company’s working interest before deducting royalties and without including any royalty interests.

Net reserves represent the Company’s working interest after deduction of royalty obligations, plus royalty interest in reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production. They must full meet the requirements of the reserves classification (proven, probable, possible) to which they are assigned.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

6. CORPORATE STRUCTURE

Name, Address and Incorporation

The Company’s full corporate name is Eurogas Corporation. The Company was originally incorporated under the laws of the Province of British Columbia on February 16, 1983 as Giant North Resources Ltd. and on November 27, 1984 the Company altered its memorandum to change its name to Euromin Canada Ltd. On April 28, 1989, the Company was continued under the CBCA and was authorized to issue an unlimited number of common shares. On June 3, 1994, the articles of the Company were amended to change its name to International Euromin Corporation, to authorize the Company to issue an unlimited number of first preferred shares, issuable in series, and to consolidate the then outstanding common shares on a five-for-one basis. On June 30, 1995, the articles of the Company were amended to change its name to Eurogas Corporation and the then outstanding common shares were consolidated on a two-for-one basis.

On June 30, 1995, pursuant to an amalgamation agreement dated as of May 19, 1995 among the Company, Salek and Clearport, the Company acquired Clearport by way of an amalgamation, referred to herein as the 1995 Amalgamation, of Clearport and Salek, then a wholly-owned subsidiary of the Company, with the shareholders of Clearport receiving 0.315 of a common share of the Company for each common share of Clearport. On August 31, 1995, the Company amalgamated by way of a short form vertical amalgamation with the company formed by the 1995 Amalgamation, referred to herein as Amalco, and 3179583 Canada Inc., then a wholly-owned subsidiary of Amalco.

On March 30, 2004, the Company entered into an arrangement agreement with its then wholly-owned subsidiary, Great Plains. Articles of Arrangement effecting the arrangement and restated articles of the Company were filed on June 11, 2004. Pursuant to the arrangement, the majority of the Canadian assets of the Company were transferred to Great Plains and each shareholder of the Company received one new common share and 0.2 of a common share of Great Plains.

The Company’s head office is located at 1 Adelaide Street East, Toronto, Ontario, Canada M5C 2V9 and its registered office is located at 250, 435 – 4th Avenue SW, Calgary, Alberta, Canada T2P 3A8. The Company also has an office located at Escal UGS S.L., San Francisco de Sales 38, 28003 Madrid, Spain.

The Company is a reporting issuer in all of the provinces and territories of Canada.

Intercorporate and Other Relationships

Intercorporate Relationships

The following chart illustrates the intercorporate relationships among Eurogas and its direct and indirect subsidiaries as of the date of this AIF and, for each subsidiary, its jurisdiction of incorporation and the percentage of votes attaching to all voting securities of the subsidiary beneficially owned or controlled or directed, directly or indirectly, by Eurogas. None of the subsidiaries have any restricted securities issued and outstanding.

In addition, as reflected in the above chart, the Company holds a $32,150,000 preferred share interest in Eurogas International and does not own any common shares in Eurogas International. The nature of the Preferred Shares limits the upside value of the Company’s interest in Eurogas International to the face value of the Preferred Shares and any accrued dividend thereon. The Company’s interest in Eurogas International is described in further detail in the section entitled “Description of the Business – General -Preferred Share Interest in Eurogas International Inc.”

Other Relationships

As at the date hereof, Dundee owned, directly and indirectly, an approximate 54% equity interest in Eurogas. Dundee Resources is a wholly-owned subsidiary of Dundee that provides technical support to, among others, Eurogas in evaluating potential investments in companies engaged in the mining and energy sectors, preparing due diligence and research reports in connection with such investments and monitoring the ongoing performance of various investments.

7. GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

A summary of the three year history of the Company follows. Further details regarding several of the highlights described below can be found in the section entitled “Description of the Business”.

2007 Highlights

  In March 2007, the Company entered into a financial advisory agreement with Deutsche Bank whereby Deutsche Bank would act as financial advisor on project financing matters related to the Castor Project.

  In May 2007, the limited partners of CLP agreed to a $28 million cash call to further advance activities with respect to the Castor Project. The Company funded the entire cash call amount, including approximately $7.4 million on behalf of the non-controlling limited partners, which was advanced in exchange for demand secured promissory notes receivable from the non-controlling limited partners.

  In May 2007, Escal entered into a services agreement with ACS for certain services, including detailed engineering work related to the wellhead platform, information related to long lead-time equipment and project management services with respect to the Castor Project. In addition, ACS was awarded the EPC contract in respect of the Castor Project, subject to contractual terms being approved by future lenders.

  In July 2007, ACS acquired a 5% equity interest in Escal and entered into a shareholders agreement related to Escal which included the right to appoint one person to the board of directors of Escal.

  In September 2007, and in order to satisfy the Spanish authorities of Escal’s financial ability to undertake the Castor Project, Dundee provided a commitment letter to Escal and to the Company to arrange for or provide financing of up to €45 million to the Castor Project until completion of actual project financing. Pursuant to the commitment letter, Dundee also committed to an equity investment of up to €25 million, if required. Dundee’s commitment was subject to various conditions, including the granting of the Development Concession and other permits.

  The FEED Study, initiated in 2006 by ACS pursuant to a contract between Escal and ACS, was completed in October 2007, producing detailed design specifications used to estimate the cost of the Castor Project at approximately $2 billion. The FEED Study was also used as the basis for the fixed price, date-certain EPC contract.

  In December 2007, the Company entered into agreements with ACS and Enagas, the technical manager of the gas system and common carrier for the high pressure gas network in Spain, referred to herein as the ACS Transaction, for further development of the Castor Project. Completion of the ACS Transaction was conditional on the granting of the Castor Project Development Concession, without which the ACS Transaction would be reversed and the associated agreements would be terminated. The ACS Transaction assigned control of all facets of the Castor Project to ACS throughout the development stage. The key features of the ACS Transaction included:

    An equity investment in December 2007 of $5.1 million by ACS in Escal, increasing ACS’ interest from 5% to 66.67%, and diluting CLP’s direct interest in Escal to 33.33%.

    A recovery of substantially all of the Company’s $43.4 million costs associated with the Castor Project, subject to acceptance of the costs incurred into the Spanish remuneration system.

    An undertaking by ACS to arrange project financing for the Castor Project and to provide all further equity funds that may be required by Escal and any future lenders, and to provide all financial guarantees and warranties required to be furnished to the Spanish authorities and future lenders as part of the project financing. CLP retained its interest in 33.33% of any cash distributions made by Escal to its shareholders, notwithstanding the financing arrangements described above.

    An agreement between ACS and Enagas for Enagas to acquire up to 50% of ACS’s interest in Escal at commissioning and start up of the project, subject to certain terms and conditions and including a price formula. Concurrently, CLP was granted the right to sell its 33.33% interest proportionately to ACS and Enagas under the same terms and conditions, including the same price formula, for a period of 6 months following regulatory start-up of the project.

2008 Highlights

  A new site for the proposed onshore facilities with respect to the Castor Project was approved by the local authorities in early 2008 and the associated procurement of land was essentially completed.

  In April 2008, and in response to timing uncertainties related to the Castor Project and other investment commitments, the Company completed a rights offering pursuant to which it issued 31,143,690 common shares at a subscription price of $0.97 per share for gross proceeds of $30.2 million.

  The Development Concession for the Castor Project received official approval from the Council of Ministers of the Spanish government on May 16, 2008 and was published in the official bulletin as Royal Decree 855/2008 on June 15, 2008. The Development Concession is the primary regulatory approval needed to develop the Castor Project. It established the Castor Project within the regulatory framework as entitled to receive remuneration.

  Receipt of the Development Concession was the condition precedent to completion of the ACS Transaction initiated in 2007. As a result of ACS’ control of Escal and associated assumption of all financing requirements for the Castor Project, the mandate with Deutsche Bank was cancelled and Dundee’s commitment to provide equity and bridge financing was extinguished.

  During 2008 and subsequent to the grant of the Development Concession, CLP recovered approximately €25.7 million ($41.1 million) of costs previously incurred in respect of the Castor Project.
  Following receipt, CLP completed a cash distribution to all of its limited partners. These distributions were sufficient to repay amounts previously outstanding pursuant to the demand secured promissory notes receivable issued by non-controlling limited partners to the Company in 2007, and upon payment the notes were cancelled.

  In August 2008, a number of secondary permits were filed in respect of the Castor Project including the Environmental Impact Study, the Integrated Environmental Authorization, Concession for the Occupation of the Maritime-Terrestrial Public Domain, the Public Utility Statement and the Administrative Authorization.

  During 2008, Escal continued its detailed engineering. Escal submitted its budget for 2009 to the Ministry of Industry of Spain, outlining spending for permitting, engineering, procurement and land acquisition. Escal issued invitations to tender for facilities such as the wellhead platform and the process platform, as well as certain long lead time items.

  In August 2008, the Company completed a restructuring plan pursuant to which it transferred the Tunisian asset pool held through its subsidiary, Eurogas International, into a separate publicly listed vehicle. The restructuring provided for:

    The exchange by the Company of its common share interest in Eurogas International for the Preferred Shares. The Preferred Shares entitle the Company to a fixed preferential cumulative dividend at the rate of 4% per annum.

    The issuance by Eurogas International to the Company of newly created common shares from treasury. These newly created common shares of Eurogas International were subsequently distributed by the Company as a dividend-in-kind to shareholders of the Company.

  During 2008, Eurogas International made the following progress:

    In April 2008, Eurogas International and APEX entered into a farmout arrangement with Delta whereby Delta acquired a 50% interest in the Sfax Permit, the Ras el Besh development concession and a jack-up production facility in exchange for the expenditure of US$125 million, including a cash payment to Eurogas International of $11.2 million.

    In June 2008, drilling commenced on the REB-3 well as a commitment well required under the terms of the Sfax Permit.

    The Ras el Besh concession was formally gazetted in September 2008.

2009 Highlights

  During 2008, all secondary permits relating to the Castor Project were received, with the exception of the Administrative Authorization Permit.

  During 2009, ACS in its capacity as the EPC contractor, awarded most of the major sub-contracts, including the contract for the construction and the transportation of the two offshore platforms, the drilling of 12 offshore wells and the EPC contractor of the onshore facilities. The formal notice to proceed was issued by ACS to the contractors in March 2009.

  In July 2009, Escal and its shareholders engaged a group of banks including Banco Español de Crédito, S. A., Caja de Ahorros ye Monte de Piedad de Madrid, Banco Santander, S.A. and Société Général to lead a process to arrange for the financing of the construction and commissioning of the Castor Project offshore and onshore facilities. The process of procuring potential participants in the financing syndicate was initiated.

  In August 2009, the Company approved a request by Eurogas International to defer entitlement to payment of the cumulative 4% cash dividends payable on the Preferred Shares until December 31, 2011. During 2009, Eurogas International made the following progress:

    In January 2009, the Tunisian Hydrocarbon Committee approved a two-year extension to the Sfax Permit that extends the primary term to December 8, 2011.

    In May 2009, Eurogas International and APEX reached a settlement agreement with Delta following Delta’s request to exit the farmout agreement in advance of having expended the required US$125 million. The settlement agreement provides Delta with entitlement to certain payments, if and when received by the joint venture, of up to a maximum of US$20 million.

    Upon completion of drilling and testing the REB-3 well in June 2009, a request was made and approval obtained from the Tunisian government to temporarily suspend the well and release the drilling rig.

    In 2009, parties to the Sfax Permit commenced arbitration proceedings against Seawolf seeking damages for misrepresentations and breach of a drilling contract in respect of the REB-3 well.

Recent Developments

  In June 2010, DELP established the Credit Facility in the amount of $80 million, including a $20 million operating facility, through a banking syndicate led by the Bank.

  On June 29, 2010, DELP acquired the Lake Erie Assets from Talisman Energy Canada. The Company paid $133 million for the acquisition, subject to final closing adjustments. Approximately $69.1 million of the purchase price was funded using the Company’s working capital. The balance of the purchase price, being approximately $63.9 million, was provided through drawing on the Credit Facility.

  The routing of the subsea pipeline from the shore to the site of the onshore facilities of the Castor Project was established and the necessary rights of way were granted as part of the Administrative Authorization Permit received in June 2010. Earth works commenced in mid-February 2010.

  On July 22, 2010, the Company announced that Escal had completed a 10 year, €1.3 billion project financing with a syndicate of 19 banks for the construction and commissioning of the Castor Project.

  Effective July 12, 2010, the Company’s Tier 2 classification on the TSX-V was changed to “Tier 1 – Oil & Gas Issuer”.

  In September 2010, the offshore wellhead platform for the Castor Project was installed on location and drilling operations commenced.

  In May 2010, Eurogas International settled the Seawolf arbitration proceedings for US$12 million to be received by Eurogas International over an 18 month period. Eurogas International will receive 22.5% of the proceeds as they are received.

  In January 2011, Eurogas International announced that, together with its partner APEX, it had declared a condition of force majeure with respect to the Sfax Permit and Ras-El-Besh Concession located offshore Tunisia. Eurogas International and APEX believe that the current political uncertainty and civil unrest in Tunisia, which have resulted in the collapse of the government, a declaration of a state of emergency and serious civil disturbance, adversely affects their ability to continue their exploration and activities in Tunisia. Eurogas International believes that the declaration of a force majeure will allow it and Apex to temporarily suspend their activities, while the conditions resulting in the force majeure continue. It is anticipated that acceptance of the force majeure declaration will result in an extension of the term of the Sfax Permit and Ras-El-Besh concession for a period of time equivalent to the time that activities were suspended as a result of the force majeure, and, once the situation in Tunisia is resolved, Eurogas International and Apex will resume their exploration and evaluation activities.

Significant Acquisitions

The only significant acquisition completed by Eurogas during the financial year ended December 31, 2009 and up to the date hereof is the acquisition of the Lake Erie Assets, described under the section entitled “Description of the Business – General - Lake Erie Assets”. On September 10, 2010 the Company filed a Form 51-102F4 of NI 51-102 with respect to the Lake Erie Acquisition.

8. DESCRIPTION OF THE BUSINESS

Eurogas is a Canadian-based company whose common shares currently trade on the TSX under the symbol “EUG”. Eurogas is focused on creating long-term value through the development and acquisition of high-impact energy projects. Eurogas holds interests, both directly and indirectly, in the largest accumulation of producing oil and natural gas assets in Ontario, being the Lake Erie Assets, the development of an offshore gas storage facility in Spain, being the Castor Project, and, through a preferred share interest in Eurogas International, a company involved in oil and gas exploration offshore Tunisia.

General

Lake Erie Assets

On June 29, 2010, DELP, a wholly-owned limited partnership of the Company, acquired a 95% working interest in onshore oil properties and a 65% working interest in offshore gas properties, all located in and around Lake Erie in Ontario, referred to herein as the Lake Erie Acquisition. As part of the Lake Erie Acquisition and through the ownership of DELP, the Company also acquired a 65% interest in certain other tangible assets, including drilling and completion barges, gas plants and compressor stations, and a 100%

interest in onshore oil facilities. The Lake Erie Acquisition also provides for ownership or licensing of certain seismic data.

The assets acquired include a 95% working interest in 65,000 acres of onshore oil properties as well as a 65% working interest in 902,000 acres of offshore gas properties. At the date of the Lake Erie Acquisition, net production volumes from these assets was estimated to be 706 bpd of 42°API oil and condensate as well as 11.6 MMcf/d of natural gas. Combined, this represents estimated net production volumes of 2,639 BOE/d, generating approximate $25 million of estimated cash flows per annum. The Lake Erie Acquisition provides the Company with a stable foundation of high netback production with low risk development potential.

At the date of the Lake Erie Acquisition, and based on the reports of the independent qualified reserves evaluators and engineers, management estimated proved reserves of 63 billion cubic feet of gas with a reserve life index of 16.3 years as well as 1.8 million barrels of oil with a reserve life index of 6.9 years.

As part of the Lake Erie Acquisition, the Company acquired a 65% ownership interest in certain other assets including an offshore fleet of drilling and completion barges, three gas plants and three compressor stations located onshore, and a 100% interest in four onshore oil facilities. The Lake Erie Acquisition also provides for ownership or licensing of 14,680 km of 2-D seismic and 431 km2 of 3-D seismic.

The Lake Erie Acquisition further provides the Company with potential growth opportunities, including a significant number of development drilling locations, as well as opportunities for well re-completions and the optimization of the existing infrastructure system. Importantly, the Lake Erie Acquisition has provided the Company with the potential for the development of gas storage reservoirs, the feasibility of which will require further evaluation. The Company paid $133 million for the Lake Erie Acquisition, subject to final closing adjustments.

The purchase price under the terms of the purchase and sale agreement providing for the Lake Erie Acquisition was $131 million. Transaction costs related to the Lake Erie Acquisition were $4.3 million, including interest of $1.3 million and legal, advisory and other costs of $3.0 million. In addition, the Company funded $0.4 million in capital expenditures and it assumed certain prepaid costs of $1.0 million. Offsetting these additional expenditures, and in accordance with the terms of the purchase and sale agreement, the Company received $3.5 million from the vendor of the Lake Erie Assets, representing net earnings from the assets for the period from March 1, 2010, the effective date of the agreement , through to May 31, 2010. The proceeds were applied to reduce the aggregate purchase price. The Company is also entitled to net earnings through to the closing date of June 29, 2010, which will be included in the determination of final adjustments relating to the Lake Erie Acquisition.

Approximately $69.1 million of the purchase price was funded using the Company’s working capital. The balance of the purchase price, being approximately $63.9 million, was provided by drawing on the Credit Facility, which was provided directly to DELP by a banking syndicate led by the Bank.

The Credit Facility is structured as a revolving demand loan, subject to a tiered interest rate structure based on DELP’s net debt to cash flow ratio, as defined in the Credit Facility. Based on DELP’s current ratios, draws on the credit facility bear interest, at DELP’s option, at either the Bank’s prime lending rate plus 3.0% for loans or letters of credit, or, for bankers’ acceptances, at the Bank’s then prevailing bankers’ acceptance rate plus 4.0%. DELP is subject to a standby fee of 0.55% on unused amounts under the Credit Facility. The Credit Facility is secured against all of the oil and natural gas assets owned by DELP. In addition, the Company has assigned a limited recourse guarantee of its units in DELP as further security pursuant to the Credit Facility. The Credit Facility is subject to certain covenants, including maintenance of minimum levels of working capital.

A copy of each of the purchase and sale agreement relating to the Lake Erie Acquisition and the Credit Facility are available under Eurogas’ profile at www.sedar.com.

For information regarding Eurogas’ oil and gas reserves and resources in respect of the Lake Erie Assets for the 2010 fiscal year, please refer to Eurogas’ Form 51-101F1 - Statement of Reserves Data and Other Oil and Gas Information as at September 10, 2010, the report of AJM in the form of Form 51-101F2 - Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor and Form 51-101F3 - Report of Management and Directors on Oil and Gas Disclosure, which have been filed under Eurogas’ profile on SEDAR at www.sedar.com and are incorporated by reference into this AIF.

The Castor Project

The Castor Project involves the conversion of the abandoned Amposta oil field, located 21 kilometres off the eastern Mediterranean coast of Spain, to a natural gas storage facility, being the Storage Facility. The Company’s 73.7% owned subsidiary, CLP, holds a 33.33% interest in the Castor Project through its investment in Escal, a Spanish corporation and the owner of the Development Concession (defined below), providing the Company with an effective 24.6% interest. The Company currently accounts for its investment in Escal on an equity basis.

On June 15, 2008, the exploration permit relating to the Castor Project was replaced by the Development Concession, which allows Escal to construct and utilize the Castor Project. The Castor Project will utilize the abandoned Cretaceous aged carbonate Amposta reservoir for gas storage at an estimated cost of approximately €1.3 billion, with gas injection scheduled to begin in 2012. The Castor Project consists of an underground gas storage reservoir that lies at a depth of 1,800 metres, approximately 21 kilometres off the east coast of Spain in the Mediterranean Sea, two offshore platforms for 13 wells and processing facilities, an onshore compression and processing plant located in the municipality of Vinaroz and an adjoining 30-inch pipeline. The Castor Project was categorized as “A Urgent” in Spain’s Energy Infrastructure Plan in 2006 and is one of the first underground gas storage projects intended to be developed under Spain’s current energy regulatory regime. Upon completion, the Castor Project will become a regulated utility forming a key element of Spain’s gas infrastructure. Strategically located in a high demand region, it will contribute approximately 25% to Spain’s gas storage capacity.

The Castor Project’s anticipated significant working gas storage capacity of at least 1.3 billion cubic metres is expected to provide a reserve for seasonal and extraordinary peak demands, as well as the ability to respond to normal daily peak demands. The project’s anticipated high delivery rate of 25 million cubic metres per day will contribute strategic storage and reliability of supply to industrial and domestic customers in Spain.

Interim Financing

At a meeting of the limited partners of CLP held in May 2007, the limited partners agreed to a $28 million cash call to fund initial costs of the Castor Project. In addition to its own share of the cash call, the Company advanced $7.4 million to the non-controlling limited partners to meet their obligations pursuant to the cash call. In exchange, the Company received $7.4 million in demand secured promissory notes receivable with an interest rate of 6% per annum. The notes were secured by a pledge of each of the respective limited partners’ interests in CLP. The notes receivable, together with interest thereon, were repaid following the ACS Transaction (see the section entitled “Business Reorganization of Escal” below).

In September 2007 and in order to satisfy the Spanish authorities of Escal’s financial ability to undertake the Castor Project, Dundee, the controlling shareholder of the Company, provided a commitment letter to Escal and to the Company to arrange for or provide interim financing of up to €45 million to the Castor Project until completion of actual project financing. Pursuant to the commitment arrangement, Dundee also committed to an equity investment of up to €25 million in Escal, if required. Concurrent with completion of the ACS Transaction, all financing obligations in respect of the Castor Project were assumed by ACS and Dundee’s commitment was cancelled (see the section entitled “Business Reorganization of Escal” below).

In March 2008, and due in part to uncertainties in the timing of the granting of the Development Concession, the Company determined that it was appropriate to raise equity funds by way of a rights offering. In April

2008, the Company completed the issuance of 31,143,690 common shares pursuant to the rights offering, generating gross proceeds of $30.2 million.

Business Reorganization of Escal

On October 23, 2006, Escal entered into an assistance contract with ACS and Enagas.

ACS is a large construction group in Spain and a global leader in the creation, construction and operation of infrastructure in a variety of industrial sectors such as oil & gas, liquefied natural gas and regasification, power generation, grids and railways. Through its subsidiaries, it is one of the world leaders in the construction and installation of offshore platforms and infrastructure topsides.

Enagas is Spain’s top natural gas transportation, regasification and storage company, and is also the technical manager of the Spanish gas system. Its facilities include over 9,000 km of high-pressure gas pipeline and three regasification plants, which have a total storage capacity of 1.3 million cubic metres of LNG. It also manages two underground gas storage facilities, Gaviota and Serrablo, and has been awarded a Development Concession for the exploitation of the Yela onshore gas storage facility.

In December 2006, the Company further developed its working relationship with ACS and Enagas by entering into a collaboration agreement pursuant to which ACS acquired a 5% equity interest in Escal for $0.1 million, diluting CLP’s interest to 95%. The collaboration agreement was subsequently superseded by the ACS Transaction.

On December 20, 2007, CLP entered into agreements in respect to the ACS Transaction. Under the ACS Transaction, Escal issued shares to ACS in consideration of cash received of approximately $5.1 million. The ACS Transaction increased ACS’ ownership in Escal from 5% to 66.67%, reducing the interest of CLP to 33.33% from 95%. The ACS Transaction was conditional on the granting of the Development Concession which was received on June 15, 2008.

The ACS Transaction provided for the recovery by CLP of substantially all of the costs it had invested in the Castor Project, aggregating approximately €29.7 million, subject to acceptance of the costs incurred into the Spanish remuneration system. CLP recovered €25.7 million (Cdn$41.1 million) in 2008 and recovered an additional €1.4 million (Cdn$2.3 million) in 2009. CLP may receive further amounts of up to a maximum of €2.6 million at a future date, should some or all additional expenditures be recognised for remuneration with the Castor Project.

In 2008, and following receipt of the recovery amounts described above, CLP completed a cash distribution to its limited partners, including the Company. Distributions belonging to the non-controlling limited partners were first applied towards repayment of all amounts owing pursuant to the demand secured promissory notes receivable (see the section entitled “Interim Financing” above) and such notes receivable were cancelled.

Concurrent with granting of the Development Concession, ACS became responsible for the funding of the Castor Project through to start-up, commissioning and inclusion of the Castor Project into the Spanish gas system. CLP will not be required to put any equity or debt funds or provide any warranties required by project finance lenders or to provide any bridge financing. On July 22, 2010, Escal announced that it had entered into a project financing arrangement with a syndicate of banks to support the cost of the Castor Project. Notwithstanding any form by which ACS funds Escal, CLP’s interest in Escal will at all times remain at 33.33%, and CLP retains the right to 33.33% of all distributable cash flows

The ACS Transaction also provides that no later than at the start-up of the Storage Facility, ACS will sell and Enagas will buy 50% of ACS’ interest in Escal on a pre-established pricing formula at which point CLP, ACS and Enagas will each own 33.33% of the equity of Escal. In addition, under the terms of the ACS Transaction, and for a period of 180 days after start-up of the Castor Project, CLP may sell part or all of its shares in Escal to ACS and/or Enagas on the same terms and conditions, including the pre-established pricing formula, as are offered to Enagas.

Upon commencement of operations of the Storage Facility, Enagas will assume general responsibility for operations, including monitoring and analyzing the performance of ACS as the operations and maintenance contractor. In its capacity as technical manager of the Spanish gas system, Enagas will also issue instructions for the operation of the Storage Facility.

Engineering and Facilities

In October 2006, ACS began the FEED Study and initiated permitting and licensing services associated with the Castor Project. In October 2007, work was completed on the FEED Study which produced detailed design specifications for the facility and was used to estimate the cost of the Castor Project.

The FEED Study design includes two offshore platforms, which will be located in waters with a depth of 60 metres, an onshore terminal and a large diameter pipeline connecting the offshore platform to the onshore terminal. The Storage Facility is projected to use 13 wells: eight injection/withdrawal wells, four monitoring or observation wells, and one disposal well.

The first offshore platform will be a wellhead platform that will enable drilling of wells that will be connected to the main platform. It is anticipated that the use of a separate wellhead platform for drilling will reduce overall development time.

The second platform will contain process facilities for gas compression during the injection cycle and, during the withdrawal cycle, liquids separation, liquids disposal and gas dehydration. Onshore and offshore compression will allow the use of standard 30 inch pipe operating at a moderate pressure to transport the gas from the onshore terminal to the offshore platform. Offshore dehydration facilities will remove formation water that in combination with carbon dioxide forms a highly corrosive mixture.

An onshore facility will consist of two main sections: (i) a compression system for gas injection; and (ii) a gas treatment system for gas withdrawal which will include facilities for acid gas removal. Gas injection rates will be half the extraction rate. The facility has been designed to supply gas at the full design rate to the Spanish distribution system within two hours of receipt of notice. A pipeline will connect the facility to the Spanish national gas distribution system.

The overall development of the Castor Project is progressing on schedule with completion expected in 2012. A major milestone was reached with the installation of the wellhead platform in September 2010. The wellhead platform, the first of two permanent offshore platforms, will support the 12 wells in the drilling program which commenced in early September 2010.

Enagas has contracted and will pay for the construction of the pipeline needed to connect the Castor onshore facility to the national gas pipeline grid.

Regulatory Process

The Development Concession for the Castor Project received official approval from the Council of Ministers of the Spanish government on May 16, 2008 and was published in the official bulletin as Royal Decree 855/2008 on June 5, 2008. The Development Concession is the primary regulatory approval needed to develop the Castor Project. It establishes the Castor Project within the regulatory framework as entitled to receive remuneration.

The Development Concession was granted for an initial period of 30 years with two possible extensions of 10 years each, on the condition that the facilities must be completed within five years from the date of the grant of the Development Concession.

Remuneration for underground gas storage includes three components: (i) repayment of capital; (ii) return on investment; and (iii) payment for operating and maintenance expenses. The capital cost of the Castor Project is returned in equal payments over the useful life of the asset, which is set at 10 years for all facilities except for the cushion gas, which is set at 20 years. A provisional remuneration regime may be implemented for the period between the granting of the Development Concession and the start-up of the facility, which would provide early cash flow. At the end of the useful life, the “cost of extension of useful life” payment commences at half the rate that was paid in the last year of the useful life and continues for the remaining period of the Development Concession (30 years plus two extensions of 10 years each).

Return on investment is based on the net investment multiplied by the remuneration rate. The remuneration rate is equal to the Spanish government’s 10-year bond rate plus 3.5% and is set for the full useful life of the facility. As with repayment of capital, at the end of the useful life, the “cost of extension of useful life” payment will commence at half the rate that was paid in the last year of useful life and continues for the remaining period of the Development Concession. Payment for operating and maintenance includes both a fixed component and a variable component and is designed to cover actual operating and maintenance costs.

The Castor Project is to be a strategic facility within Spain’s gas infrastructure and as such it will be remunerated irrespective of the level of its utilization.

In addition to the Development Concession, the primary project permit, a number of secondary permits were filed on August 4, 2008, including the following:

  Environmental Impact Study, in order to secure the Environmental Impact Assessment, addressed to the Ministry of the Environment (Central Government).

  Integrated Environmental Authorization, related to the land on which the onshore plant will be located, addressed to the Department of the Environment, Government of the Region of Valencia.

  Concession for the Occupation of the Maritime-Terrestrial Public Domain, for the pipeline and offshore platforms, addressed to the Ministry of the Environment (Central Government).

  Public Utility Statement, to facilitate the acquisition of land required to build the facilities, addressed to the Ministry of Industry (Central Government).

  Administrative Authorization Permit, for all facilities, addressed to the Ministry of Industry (Central Government).

In 2009, the Ministry of the Environment finalized and approved the completion of the Environmental Impact Declaration. The remaining permits were subsequently received, with the exception of the Administrative Authorization Permit, which was received in 2010.

Preferred Share Interest in Eurogas International

Restructuring of Eurogas International

On July 10, 2008, the Company announced a restructuring plan that would allow for the distribution of its then 100% interest in Eurogas International as a dividend-in-kind to shareholders of the Company, referred to herein as the Restructuring, such that each shareholder of the Company received one newly issued common share of Eurogas International for every five shares of the Company held. As part of the Restructuring, the Company exchanged its previous interest in the common shares of Eurogas International for 32,150,000 newly issued Series A Preference Shares, having an aggregate value equal to the fair market value of Eurogas International, being the Preferred Shares, and 31,143,635 newly issued common shares of Eurogas International, having an aggregate value of $1.00. The newly issued common shares of Eurogas International were then distributed to shareholders of the Company at nominal value as part of the

Restructuring. On March 31, 2009, Eurogas International began trading on the Canadian National Stock Exchange under the symbol “EI”.

The objectives of splitting Eurogas into two separate publicly traded companies were to enhance shareholder value and to complete the distribution on a tax efficient basis for all shareholders. Following the restructuring, Eurogas retained its interest in the Castor Project through its equity investment in CLP along with the value of Eurogas International through its preferred shareholdings of Eurogas International, and the holders of common shares of Eurogas gained a direct interest in any future value that may be realized in Eurogas International through the common shares of Eurogas International distributed to them pursuant to the Restructuring. Eurogas International is engaged in the exploration and development of oil and gas assets in Tunisia’s Gulf of Gabes, including the assets described in the section entitled “The Tunisia Assets” below.

The Preferred Shares issued by Eurogas International rank in priority to the common shares of Eurogas International as to the payment of dividends and the distribution of assets on dissolution, liquidation or winding-up of Eurogas International and entitle the Company, as the holder thereof, to a fixed preferential cumulative dividend at the rate of 4% per annum. The Preferred Shares may be redeemed, at the option of either Eurogas International or the Company, at any time, at a price equal to their face value of $32.15 million plus accrued and unpaid dividends.

The Company has indicated to Eurogas International that it does not intend to exercise its redemption entitlement until December 2011. In August 2009, the Company approved a request by Eurogas International to defer entitlement to payment of the cumulative 4% cash dividends payable on the Preferred Shares and entitlement to receive payment once such dividends are declared, until December 31, 2011. The Company may, if requested by Eurogas International, reinvest any cash received in respect to dividend payments into common shares of Eurogas International, subject to regulatory approval.

Although the Company’s investment in Eurogas International is strictly limited to the Preferred Shares and the Company does not hold any common shares in Eurogas International, the nature of the Company’s preferred share investment requires the consolidation of the accounts of Eurogas International as it is considered a variable interest entity pursuant to GAAP. However, the nature of the Preferred Shares limits the value of the Company’s interest in Eurogas International to no more than the face value of the Preferred Shares and any accrued dividends thereon.

The Tunisia Assets

Eurogas International is engaged in the exploration and evaluation on its landholdings offshore Tunisia, targeting oil and natural gas reserves. Currently it holds a 45% interest in the prospective 1 million acre Sfax Exploration permit, located offshore Tunisia in the Gulf of Gabes. The Company holds an interest in Eurogas International as a variable interest entity.

Eurogas International entered into a joint operating agreement with APEX, pursuant to which Eurogas International and APEX agreed to undertake exploration, evaluation and extraction operations pursuant to the working interest awarded to them in Sfax Permit under a production sharing contract. APEX is the operating partner in the joint venture arrangement. Eurogas International is a non-operating partner in the permit. The Sfax Permit encompasses numerous prospects and leads, including the Salloum and Jawhara prospects as well as a Development Concession granted over the Ras El Besh (REB) prospect.

The Sfax Permit lies within a hydrocarbon fairway that trends from offshore Libya, through the Gulf of Gabes, to onshore Tunisia and includes major oil and gas fields. The Sfax Permit is surrounded by producing oil and gas fields to the west, north and east, including the 330 million barrel Ashtart oil field that lies along the southeast boundary. Previous operators drilled and flow tested oil from three separate structures on the prospect at daily equivalent rates of 612, 1,200 and 1,800 barrels of oil per day. At that time, these structures were considered sub-economic to those operators and the wells were abandoned.

Eurogas International, on behalf of the joint venture, is overseeing the reprocessing of four 3-D seismic surveys on the Sfax Permit. The 340 km2 Sfax program over the REB and Jawhara oil prospects is now complete and mapping has commenced. The 60 km2 and 460 km2 programs for Salloum and the Kerkennah Banks, respectively, and a portion of the older Ashtart 3-D survey were reprocessed during the first half of 2010. Selected 2-D seismic lines will also be reprocessed to support the mapping of prospects and leads on the permit. Once this reprocessing is complete, Eurogas International, together with its joint venture partner, will remap the prospects and leads, and identify a location of an exploration well to satisfy the outstanding drilling obligation.

On January 19, 2009, the Tunisian Hydrocarbon Committee approved a two-year extension to the Sfax Permit, which extends the primary term to December 8, 2011. As a condition of the extension, APEX and Eurogas International committed to drill an additional exploration well on the Sfax Permit during the extension period. Eurogas International has not completed its estimate of the costs to meet this commitment, as the costs are partially contingent on the selection of the prospect and its location within the Sfax Permit.

During the year ended December 31, 2009, aggregate capital expenditures in respect of these activities amounted to $1,798,436 (December 31, 2008 – $2,860,659). Included in capitalized costs are certain general and administrative expenditures that are directly attributed to the Sfax Permit.

The REB-3 well reached total depth of 2,204 metres. The primary target, the El Garia formation, was present with oil shows but the partners considered the reservoir too tight to flow oil at economic rates. Well logs and formation pressure tests identified the presence of oil in a shallower horizon, a high quality, 10-metre thick carbonate interval in the Reineche formation, which was subsequently confirmed by down-hole sampling. The well was plugged back and drilled horizontally to 3,284 metres. The sidetrack intercepted the top of the Reineche formation in a lower fault block approximately 1,000 metres to the northwest of the REB-3 well, then drilled horizontally through 400 metres of porous formation. The horizontal section was tested and produced over 1,000 barrels per day of fluid with a 10% cut of 27° API oil. Oil has now been tested at two locations 1,000 metres apart in the Reineche formation. Upon completion of drilling and testing the REB-3 well, the joint venture partners requested and received approval from the Tunisian government to temporarily suspend the well and release the drilling rig, both of which were done. Agreement by the Tunisian government was subject to the reinterpretation and remapping of seismic data, after which the joint venture partners must decide to either re-enter or abandon the well. In the event of abandonment, the total cost to the joint venture is estimated at between US$6.5 million to US$10 million. Actual costs will depend on factors such as the prevailing rig rates and mobilization and demobilization cost of the rig to be used for the abandonment program.

Eurogas International holds a 45% interest in a MOPU through its investment in IPS, which was acquired with the expectation of producing and processing oil on certain development concessions on the Sfax Permit. During the year ended December 31, 2009, Eurogas International expended $1,558,130 (2008 - $571,825) to renovate and upgrade the MOPU. Eurogas International is currently evaluating alternative usage of the MOPU, including the monetization of the asset through a possible sale or lease arrangements.

Production and Services

Following the acquisition of the Lake Erie Assets, Eurogas will begin earning revenues from the sale of hydrocarbons. The extent of such revenue may be affected by principal markets for hydrocarbon products, seasonality of products or marketing channels.

At the time of Acquistion, the average monthly production on a barrel of oil equivalent basis (1 barrel of oil = 6 Mcf of gas) from the Lake Erie Assets was weighted 73% to natural gas, 26% to light oil and 1% to NGLs.

Natural gas is produced from offshore wells on Lake Erie, pipelined to shore and processed at the Company’s onshore processing facilities. The Company has entered into transportation agreements with pipeline companies to transfer natural gas into sales distribution pipelines for delivery of natural gas to the Dawn Hub, at which point it is sold to third parties.

Oil and condensate production is trucked from four oil batteries and several single-well locations to Sarnia, Ontario and subsequently sold to third parties.

Eurogas does not have a reliance on raw materials, or any significant patents or licences, as it operates in an extractive industry. Eurogas is also subject to government regulation of the oil and gas properties it holds and in the operations it conducts on those properties.

9. BUSINESS PLAN AND CORPORATE STRATEGY OF EUROGAS

Eurogas pursues a strategy of developing high quality long-life energy assets with the goal of providing long-term value for its shareholders. In its current stage of business development, the Company seeks to increase cash flow and shareholder value in a cost-effective manner by focused exploration, exploitation and development drilling as well as operational efficiency. The Company’s recent acquisition of the Lake Erie Assets is expected to further enhance shareholder value by adding production and reserves per share. Key factors in enabling the Company to achieve its business strategy include:

  Geological and geophysical analysis and interpretation to identify opportunities in its current asset base;

  Operational efficiency to ensure maximization of values from its current proved reserves;

  Ensuring adequate project financing to complete its strategic plan; and

  Development of strategic alliances with partners and with governmental authorities in the jurisdictions in which it operates.

From time to time, management may consider further asset and corporate acquisition opportunities that meet the Company’s business parameters. In assessing the appropriateness of a potential acquisition, the Company may consider:

  Supply and demand for oil and natural gas and commodity prices;

  The potential return on the project, if successful;

  Oil and gas production levels;

  The quantity and quality of oil and natural gas reserves and recovery rates;

  The amount of potential for additional reservoir development;

  Capital expenditure programs; and

  Treatment under governmental regulatory regimes and tax laws.

While the Company believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration and development of oil and gas, by its nature, has a number of inherent risks. See the section entitled ”Risk Factors” for further details.

Employees

Exploration, development and production of petroleum and natural gas resources requires specialized skills and knowledge in the areas of petroleum engineering, geophysics, geology and title. Eurogas has personnel with the required specialized skills and knowledge to carry out its current operations. While the current labour market in the industry is highly competitive, Eurogas expects to be able to attract and maintain appropriately qualified employees for fiscal 2011.

Most of Eurogas’ operations are carried out by employees of DELP. Employees of DELP carry out Eurogas’ Ontario business in respect of the Lake Erie Assets. As of September 30, 2010, DELP had approximately 25 full-time employees, plus various seasonal employees, including 21 unionized employees. The long-term collective bargaining agreement in respect of the Company’s unionized employees was recently renegotiated and extended to June 30, 2013. There can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in operations in future periods.

The President and Chief Executive Officer of the Company, Mr. Jaffar Khan, has entered into a consulting contract pursuant to which he provides the Company with certain executive services. In addition, designated employees of Dundee Resources, an affiliate of the Company, provide services to the Company pursuant to a services arrangement.

Social and Environmental Policies

The Company has implemented stringent standards relating to health, safety and environmental protection. All employees receive education and training on these policies to the extent that such policies pertain to their particular roles and responsibilities.

10. INDUSTRY CONDITIONS, TRENDS AND ENVIRONMENTAL MATTERS

Industry Conditions

Competition

The oil and gas industry is highly competitive. Generally, there is intense competition for the acquisition of undeveloped or producing resource properties considered to have commercial potential. The Company actively competes for reserve acquisitions, exploration leases, licences, concessions and skilled industry personnel. The Company’s competitors include major integrated oil and natural gas companies and other independent oil and natural gas companies. A number of the Company’s competitors include companies that carry on refining operations, market oil and other products on a worldwide basis and have greater financial and personnel resources available to them than the Company. Prices paid for oil and natural gas properties are subject to market fluctuations and directly affect the profitability of producing any oil or natural gas reserves that may be acquired or developed by the Company.

The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers is also dependent upon developing and maintaining close working relationships with industry participants and joint venture parties, and its ability to select and evaluate suitable properties and to consummate transactions in this highly competitive environment.

The Company believes that its competitive position is equivalent to that of other oil and gas issuers of similar size and at a similar stage of development and it strives to be competitive by leveraging the in house expertise of its team, and by utilizing current technologies to enhance exploitation, development and operational activities.

Pricing and Marketing

In Canada, producers of oil and natural gas are entitled to negotiate sales contracts directly with purchasers, with the result that the market determines the price of oil and natural gas. Oil and natural gas prices are primarily based on worldwide supply and demand. The specific price depends in part on quality, prices of competing fuels, distance to market, access to downstream transportation, the value of refined products, length of contract term, weather conditions, the supply/demand balance and other contractual terms.

Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the NEB. Natural gas exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts continue to meet certain NEB and governmental criteria. Natural gas (other than propane, butane and ethane) exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day) must be made pursuant to a NEB order.

Any oil or natural gas export to be made pursuant to a contract with a longer duration (to a maximum of 25 years) or for a larger quantity, in the case of natural gas, requires a licence from the NEB. The issuance of such a licenc requires a public hearing and governmental approval.

Industry Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. In Canada, the various provincial governments have legislation and regulations that govern royalties, production rates, land tenure, environmental protection, climate controls and other matters. Although it is not expected that any of these controls and regulations will affect the operations of the Company in a manner materially different than they would affect other oil and natural gas companies of similar size, the controls and regulations should be considered carefully by investors in the oil and natural gas industry. Outlined below are some of the principal aspects of Canadian legislation and regulations governing the oil and natural gas industry. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted.

Provincial Royalties and Incentives

For crude oil, natural gas and related production from federal or provincial Crown lands, the royalty regime is a significant factor in the profitability of production operations. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced. From time to time, the provincial governments have established incentive programs for exploration and development. Such programs often provide for royalty reductions, credits and holidays, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. The trend in recent years has been for provincial governments to reduce the benefits under such programs and to allow them to expire without renewal, and consequently few such programs are currently operative. In Ontario, the Crown and freehold royalty rate for oil and gas production is 12.5%.

Land Tenure

Oil and natural gas located in Canada may be owned by provincial governments or may be privately owned. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms, usually from two to five years, and on conditions set forth in provincial legislation, which may include requirements to perform specific work or make payments such as annual rental payments. Where such interests are privately owned, rights to explore for and produce oil and natural gas are generally granted by lease on such terms and conditions as may be negotiated.

Trends

Over the past decade, Spain’s energy industry has been restructured into a competitive market model, in accordance with policies of the European Union, and legislation and policies which have been developed by Spain’s national government to implement this change. As a result of this change, general economic growth, as well as the growing use of natural gas to produce electricity, Spain’s natural gas system has grown to be a dynamic industry experiencing rapid growth.

Strategically located natural gas storage of adequate capacity and daily deliverability is an important element of any modern natural gas industry. Storage meets daily and seasonal fluctuations, protects against supply disruption and reduces price volatility. Storage facilities are present at key supply and distribution hubs in North America and in the European Union, particularly in Germany and France. Spain’s need for increased natural gas storage is particularly acute along the industrialized Mediterranean coast, Spain’s largest and fastest-growing natural gas-consuming area.

Environmental Regulation

The oil and natural gas industry in Canada is subject to environmental regulation pursuant to international conventions and national, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures or result in operational restrictions. Breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties, all of which might have a significant negative impact on earnings and overall competitiveness. Applicable environmental legislation in Ontario is the Environmental Protection Act. See the section entitled “Risk Factors” for further details.

The operations of Eurogas are, and will continue to be, affected in varying degrees by laws and regulations regarding environmental protection. The Company is committed to meeting its responsibilities to protect the environment wherever it operates and will take such steps as required to ensure compliance with environmental legislation.

Climate Change

In December 2002, the Government of Canada ratified the Kyoto Protocol, which requires a reduction in greenhouse gas (“GHG”) emissions between 2008 and 2012 by signatory countries. In June 2007, the Government of Canada enacted the Kyoto Protocol Implementation Act. Its stated purpose is to "ensure that Canada takes effective and timely action to meet its obligations under the Kyoto Protocol and help address the problem of global climate change."

In April 2007, the Government of Canada released Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution, supplementing it in March 2008, with Turning the Corner – Taking Action to Fight Climate Change (the “Turning the Corner Plan”). The Government of Canada has recently indicated that the proposals contained in the Turning the Corner Plan will be modified to ensure consistency with the direction ultimately taken by the U.S. with respect to GHG emissions regulation.

With the Kyoto Protocol expiring in 2012, representatives from approximately 170 countries met in Copenhagen, Denmark at the end of 2009 to attempt to negotiate a successor. The primary result was the Copenhagen Accord, which represents a broad political consensus rather than a binding international treaty like the Kyoto Protocol. The Copenhagen Accord reinforces the commitment to reducing GHG emissions contained in the Kyoto Protocol, but it has not been endorsed by all participating countries.

In response to the Copenhagen Accord, the Government of Canada indicated in January 2010 that it will seek to achieve a 17 per cent reduction in GHG emissions from 2005 levels by 2020, which is purportedly aligned with U.S. emission targets and is subject to adjustment to remain consistent with the U.S. It is unclear whether and when legislation or regulations will be enacted by the Government of Canada to assist in the achievement of this target.

The Province of Ontario released an action plan entitled Go Green: Ontario’s Action Plan on Climate Change (the “Ontario Action Plan”) in August 2007. The Ontario Act Plan sets targets for reducing Ontario’s GHG emissions: six per cent below 1990 levels by 2014, 15 per cent by 2020 and 80 per cent by 2050.

Given the evolving nature of the debate relating to climate change and the control of GHG emissions, it is not currently possible to predict the nature of future legislation and/or regulations with respect to GHG emissions. However, the Company expects it will likely incur future costs associated with complying with increasingly complex environmental protection requirements.

11. RISK FACTORS

There are a number of inherent risks associated with the Company’s activities and with its current stage of exploration, development and production. The following outlines some of the Company’s principal risks and their potential impact to the Company. If any of the following risks actually occur, the Company’s business may be harmed and the Company’s financial condition and results of operations may suffer significantly.

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Company’s other public filings before making an investment decision.

No History of Earnings

Within the last five years, the Company had no history of earnings with respect to its activities, and there is no assurance that its material properties will generate earnings, operate profitably or provide a return on investment in the future. The Company has not paid any dividends on its outstanding common shares. Payment of dividends in the future, if any, will be dependent on, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and other considerations as the Board considers relevant.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. There is no certainty that the expenditures incurred on our exploration properties will result in discoveries of commercial quantities of oil or gas. Without the continual addition of new reserves, any existing reserves the Company may have at any particular time, and the production therefrom, will decline over time as such existing reserves are exploited. A future increase in the Company’s reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Company will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, management of the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

There is no assurance that additional commercial quantities of oil or natural gas will be discovered or acquired by the Company or that, if discovered, will be accessible for extraction. Oil and gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Geological conditions are variable and unpredictable. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field-operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

Development Projects

The Castor Project is not currently operational and is not anticipated to be operational within the next year. Furthermore, the Company has not previously carried on business in the gas storage industry. Development projects such as the Castor Project are subject to the successful completion of feasibility studies and the issuance of necessary government permits and regulatory approvals. In addition, once construction commences, the final amount of time required and costs involved to complete the project cannot readily be determined. The exact effect of these factors cannot be adequately predicted, but the combination of these factors may affect the economic viability of the project.

Reliance on Operators, Management and Key Personnel

The Company’s business activities rely on the technical skill of the personnel involved. The Company is not the operator in the Castor Project in which it currently has an interest. To the extent that the Company is not the operator, the Company will be dependent on such operator for the timing of activities related to such projects and will largely be unable to direct or control the activities of the operator. The Company’s success will also be dependent, in part, upon the performance of its joint venture partner, key managers, service providers and consultants. Furthermore, competition for qualified personnel in the oil and natural gas industry is intense. Failure to retain the managers and consultants, or to attract or retain additional key personnel with the necessary skills and experience, could have a materially adverse impact upon the Company’s growth and profitability.

Cyclical Nature of Business

The Company's business is generally cyclical. Our operations are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely in recent years and are determined by supply and demand factors, including weather and general economic conditions. The exploration and development of oil and natural gas reserves are also dependent on access to areas where drilling is to be conducted. Seasonal weather variation, including freeze-up and break-up, will affect access in certain circumstances.

Economic Dependence

DELP has entered into significant contracts with a small number of customers for the sale of oil and gas. While it is not expected that the Company’s business will be affected by the renegotiation or termination of such contracts, should such customers terminate their arrangements with DELP and DELP is unable to negotiate similar arrangements with alternative purchasers, it could have a material impact on the operations of the Company. In addition, certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future.

Additional Funding Requirements

The business and operations of the Company, including the business and operations of DELP and Eurogas International, may require substantial additional capital in order to execute on any further exploration and development work.

Eurogas International had $0.8 million in cash and short-term investments at September 30, 2010. Any additional funding required by Eurogas International would have to be accessed through debt or equity financings and/or bank borrowings, and there can be no assurance that such funding or borrowings would be available to Eurogas International. In addition, bank borrowings that might be made available to Eurogas International are typically determined in part by the borrowing base of Eurogas International. Eurogas International currently has no material revenue sources. Eurogas International will need further development of its projects to establish a borrowing base, based on proven reserves.

Permits and Licenses

In connection with its operations, the Company is required to obtain permits, and in some cases, renewals of permits from relevant authorities in Canada. In addition, the Company may also be required to obtain licenses and permits from government agencies in other foreign jurisdictions. The ability of the Company to obtain, sustain or renew such permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in foreign jurisdictions. Further, if permits and licenses, or renewals thereof, are not issued to the Company or unfavourable restrictions or conditions are imposed on the Company’s drilling activities, there is a possibility it will not be able to conduct its operations as planned. Alternatively, failure by the Company to comply with the terms of permits or licenses might result in the suspension or termination of operations and subject the Company to monetary penalties or restrictions on operations.

Foreign Operations

The Company’s operations and investments are subject to special risks inherent in doing business in other countries, including Spain and Tunisia. These risks may involve matters arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies, foreign exchange fluctuations and controls, access to capital markets, civil disturbances and deprivation or unenforceability of contract rights or the taking of property without fair compensation. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including nationalization, laws affecting foreign ownership, government participation, royalties, duties, rates of exchange, exchange controls, currency fluctuations, taxation and new laws or policies as well as bylaws and policies of Canada affecting foreign trade, investment and taxation.

The Company’s operations are also subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In the event of a dispute arising from international operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company operates in such a manner as to minimize and mitigate its exposure to these risks, however there can be no assurance that the Company will be successful in protecting itself from the impact of all of these risks.

Availability of Drilling Equipment and Access

The Company’s activities are dependent on the availability of drilling and related equipment, some of which is leased from third parties, in the particular areas where such activities will be conducted. Demand for such specialized equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities. In addition, equipment failures may occur which could result in injuries and/or exploration and development delays.

Competition

The petroleum industry is competitive in all its phases. The Company competes with numerous other participants in the search for the acquisition of oil and natural gas properties. Many of the Company’s competitors have financial resources, personnel and facilities available to them that are substantially larger than that of Eurogas. The Company’s ability to find, and in the future increase, reserves will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploration and evaluation. Competitive factors in the distribution of marketing of oil and natural gas include price and reliability of the methods of delivery. Competition may also be presented by alternate fuel sources.

Environmental Concerns

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. The Company’s activities are subject to environmental legislation in the jurisdictions in which it operates. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the imposition of fines or other penalties, some of which may be material. Should the Company be unable to fully remedy the cost of a breach of environmental laws, the Company or its operators may be required to suspend operations or enter into compliance measures pending completion of the required remedy. In certain circumstances, the Company may be required to obtain approval of environmental impact assessments.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Although the Company believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of current activities or a material increase in the future costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition or results of operations.

Climate Change

As described under “Industry Conditions, Trends and Environmental Matters – Environmental Regulation”, the Company will be required to comply with the regulatory scheme for GHG emissions ultimately adopted by the Canadian federal government, which are now expected to be consistent with the regulatory scheme for GHG emissions adopted by the United States. The direct or indirect costs of these regulations may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. The future implementation or modification of GHG regulations, whether to meet the limits required by the Kyoto Protocol, the Copenhagen Accord or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company. Given the evolving nature of the debate related to climate change and the control of GHG and resulting requirements, it is not possible to predict the impact on the Company and its operations and financial condition. See the section entitled "Industry Conditions, Trends and Environmental Matters - Climate Change" for further details.

Volatility of Commodity Prices

Oil and natural gas prices fluctuate significantly in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty, political and economic developments around the world and a variety of other factors that are beyond the Company’s control. The Company’s financial performance is highly sensitive to prevailing prices of oil and natural gas. Fluctuations in oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition, the value of its reserves and its level of spending for oil and gas exploration and development. Any prolonged period of low oil and natural gas prices could result in a decision by the Company to suspend or terminate exploration or production, as it may become uneconomically feasible to explore for and/or produce oil or natural gas at such prices.

Hedging Activities

If the Company’s properties produce commercial quantities of oil or natural gas, the Company may, from time to time, enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, if commodity prices increase beyond the levels set in such agreements, the Company will not benefit from such increases.

Accounting Write-downs as a Result of GAAP

The Company uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from the Company’s proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

Canadian GAAP requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in our consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the price of the common shares of the Company.

Title to Properties

Although title reviews have been done and will continue to be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company, which could result in a reduction of the revenue received by the Company.

Potential Conflicts of Interest

Certain of the directors of the Company are also directors or officers of companies that are in competition with the interests of the Company. No assurances can be given that opportunities identified by such board members will be provided to the Company.

Taxation

The Company may be subject to taxation in the jurisdictions in which it operates. Any changes in tax legislation and practice in these jurisdictions could adversely affect the Company.

Uncertainty of Reserve Estimates

The Company relied on external evaluation of reserves in its evaluation of the Lake Erie Acquisition along with internally generated analysis. The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. Therefore, reserves estimates are inherently uncertain. These evaluations include many factors and assumptions such as historical production from the properties, production rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, future prices of oil and natural gas, operating costs and the assumed effects of regulation by governmental agencies and operating costs, all of which may vary materially from actual results and many of which are beyond the control of the Company. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Insurance, Health and Safety

The Company’s oil and natural gas exploration and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damages, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties. In accordance with industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable.

The Company has a health, safety, security, environmental and operational integrity process to mitigate these risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. The Company believes its liability and property insurance is appropriate to its business and consistent with common industry practice. Such insurance will not provide coverage in all circumstances or may not provide sufficient coverage where liabilities exceed policy limits, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Litigation Risk

The legal risks facing the Company, its directors, officers and/or employees include potential liability for violations of environmental laws, health and safety laws, securities laws, damage claims for worker exposure to hazardous substances and for accidents causing injury or death. It is also possible that litigation and in particular class action litigation may increase in Canada as a result of the introduction of the secondary market civil liability regime. Litigation risk cannot be eliminated, even if there is no legal cause of action. Although the Company maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that legal liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a material adverse effect on its financial condition.

Labour Costs and Labour Relations

Labour costs constitute a significant portion of the operating costs. There can be no assurance that the Company will be able to maintain such costs at levels which do not negatively affect its business, results from operations and financial condition. To the extent that labour costs are subject to a collective bargaining agreement, there can be no assurance that future agreements with the employees' unions or the outcome of arbitrations will be on terms consistent with expectations or comparable to agreements entered into by competitors. Any future agreements or outcome of negotiations, mediations or arbitrations including in relation to wages or other labour costs or work rules may result in increased labour costs or other charges, which could have a material adverse effect on the Company’s business results from operations and financial condition. A portion of the Company’s employees are unionized and their long-term collective bargaining agreement will expire on June 30, 2013. However, there can be no assurance that there will not be a labour conflict that could lead to an interruption or stoppage in the Company’s operations during the term of the collective bargaining agreement.

Geo-Political Risks

The marketability and price of oil and natural gas that may be acquired or discovered by the Company is and will continue to be affected by political events throughout the world that cause disruptions in the supply of oil. Conflicts, or conversely peaceful developments, arising in the Middle-East, and other areas of the world, have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and therefore result in a reduction of the Company's net production revenue. In addition, the Company's oil and natural gas properties, wells and facilities could be subject to a terrorist attack. If any of the Company's properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. The Company does have insurance to protect against the risk from terrorism.

Dilution

The Company may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Company which may be dilutive.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of Canada. The Company is not aware that any claims have been made in respect of its Canadian properties and assets. However, if a claim arose and was successful such claim may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Credit Risk

The Company may be exposed to credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its oil and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in the Company's ongoing capital program, potentially delaying the program and the results of such program until the Company finds a suitable alternative partner.

Variations in Foreign Exchange Rates

The Company’s planned capital expenditures are denominated in several currencies, the most important being the Euro, the U.S. dollar and the Canadian dollar. The Company’s reporting currency is the Canadian dollar. Fluctuations in the rate of exchange may affect the ability of the Company to carry out its exploration and development programs. Future development costs may be higher than currently envisioned due to unforeseen events such as currency fluctuations. Currency fluctuations will also affect future profits. The Company does not currently actively hedge against foreign currency fluctuations.

World oil and gas prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate, which may vary substantially over time. In recent years, the Canadian dollar has increased materially in value against the United States dollar. Material increases in the value of the Canadian dollar negatively impact the Company's production revenues. Future Canadian/United States exchange rates could accordingly impact the future value of the Company's reserves as determined by independent evaluators. To the extent that the Company engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Company may contract.

Interest Rate Risk

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, which could negatively impact the market price of the Company’s common shares. Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company incurs interest rate risk through its short term investments and, to a lesser extent, its cash position.

Volatility of Share Price

As the common shares of the Company are listed on the TSX-V, factors such as announcements of quarterly variations in operating results, or new actions by competitors of the Company, as well as market conditions in the oil and gas industry may have a significant impact on the market price of the Company’s common shares. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operations of particular companies. Share prices for several companies in the oil and gas industry in particular have experienced wide fluctuations that have been often unrelated to the operations of the companies themselves. In addition, there can be no assurance that an active public market will be sustained for the common shares of the Company.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty like interests are, from time to time, carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Regulatory Matters

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government, which may be amended from time to time. Governments may regulate or intervene with respect to price, taxes, royalties and the exportation of oil and natural gas. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for natural gas and crude oil and increase the Company's costs, any of which may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In order to conduct oil and gas operations, the Company will require licenses from various governmental authorities. There can be no assurance that the Company will be able to obtain all of the licenses and permits that may be required to conduct operations that it may wish to undertake.

Global Financial Crisis

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and continued in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. Although economic conditions improved towards the latter portion of 2009, these factors have negatively impacted valuations and may impact the performance of the global economy going forward.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Company is and will continue to be affected by numerous factors beyond its control. The Company's ability to market its oil and natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Company may also be affected by operational problems affecting such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Any material decline in prices could result in a reduction of the Company's net production revenue. The Company might elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Company's expected net production revenue and a reduction in its oil and gas acquisition, development and exploration activities. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of factors beyond the control of the Company. These factors include economic conditions in the United States and Canada, the actions of OPEC, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Company makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Company's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services.

Information System Risk

Eurogas depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

12. DIVIDENDS

The constating documents of the Company do not limit its ability to pay dividends or distributions in respect of its common shares or preferred shares. However, the Company has not paid or declared any cash dividends or distributions since incorporation. The Company will not pay regular dividends or distributions in the foreseeable future. Any decision to pay dividends or distributions on its common shares (or preferred shares, if any) will be made by the board of directors of the Company on the basis of its earnings, financial requirements and other conditions existing at such future time.

13. DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value, issuable in series. As at the date of this AIF, there were 156,118,453 common shares of the Company issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding.

Common Shares

The holders of the Company’s common shares are entitled to one vote per share at meetings of shareholders of the Company, to dividends as and when declared by the board of directors of the Company and, in the event of the liquidation, dissolution or winding-up of the Company, to receive such assets of the Company as are distributable to the holders of its common shares, subject to the rights of any securities having priority over the common shares.

Preferred Shares

The preferred shares of the Company may be issued in one or more series, each series to consist of such number of shares as determined by the board of directors of the Company. The board of directors of the Company may also fix by resolution the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each such series including, without limiting the generality of the foregoing, the issue price, the right to dividends, redemption rights, conversion rights and voting rights. The Company’s preferred shares shall be entitled to preference over the common shares and over any other shares ranking junior to the preferred shares with respect to payment of dividends and distribution of assets in the event of the liquidation, dissolution or winding-up of the Company.

14. MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares trade on the TSX-V under the symbol “EUG”. The table below shows the price ranges and volume of trading for each month from January 2009 to the date hereof:

				Volume
Month	High($)	Low ($)	Close ($)	(# of Shares)
January 1 – 24, 2011	1.18	0.89	0.95	432,505
December 2010	0.93	0.80	0.84	538,371
November 2010	0.87	0.77	0.80	342,917
October 2010	0.95	0.72	0.85	652,113
September 2010	0.87	0.78	0.86	471,661
August 2010	0.95	0.82	0.82	108,224
July 2010	1.01	0.84	0.88	145,585
June 2010	1.05	0.80	0.95	490,270
May 2010	1.13	0.87	0.90	292,557
April 2010	1.23	0.76	1.10	1,094,243
March 2010	0.95	0.80	0.84	406,106
February 2010	0.99	0.77	0.94	508,747
January 2010	1.00	0.63	0.90	712,973
December 2009	0.67	0.59	0.61	489,043
November 2009	0.75	0.62	0.63	285,591

				Volume
Month	High($)	Low ($)	Close ($)	(# of Shares)
October 2009	0.80	0.62	0.79	532,884
September 2009	0.70	0.55	0.62	459,844
August 2009	0.73	0.50	0.65	534,109
July 2009	0.55	0.43	0.48	386,963
June 2009	0.53	0.47	0.47	430,207
May 2009	0.55	0.44	0.50	348,566
April 2009	0.59	0.42	0.53	366,275
March 2009	0.48	0.30	0.45	164,882
February 2009	0.52	0.41	0.42	152,398
January 2009	0.60	0.33	0.50	314,576

15. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As at the date of this AIF and to the knowledge of the Company, there are no securities of the Company that are held in escrow or that are subject to a contractual restriction on transfer.

16. DIRECTORS AND OFFICERS

The following table and the notes thereto set out, for each director and executive officer of the Company, his or her name, his or her country and province or state of residence, his or her current position and office with the Company, his or her present principal occupation and principal occupations during the five preceding years and the date on which he or she was first elected or appointed a director of the Company, which is in each instance based on information furnished by the person concerned as of the date of this AIF. Each director will hold office until the next annual meeting of the shareholders of the Company unless he or she resigns or is removed as a director of the Company in accordance with the by-laws of the Company.

Present
Name and	Position(s) with
Residence(1)	the Company	Present Principal Occupation or Employment(1)	Director Since
Cameron G. Berry(5) British Columbia, Canada	Director	Retired business person	July 26, 2010
David Bhumgara Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Company	N/A
Derek H. Buntain(3)(4) Grand Cayman, Cayman Islands	Director	President, The Dundee Merchant Bank, a private bank	April 18, 1994
Jonathan Goodman(3)(5) Ontario, Canada	Director	President and Chief Executive Officer, Dundee Precious Metals Inc., an operating mining company	May 1, 2002
Ned Goodman(5) Ontario, Canada	Chairman and Director	President, Chief Executive Officer and a director of Dundee Corporation and Ned Goodman Investment Counsel Limited and Chairman of DundeeWealth Inc., a financial services company	February 26, 1996
Samuel W. Ingram(2)(4) Ontario, Canada	Director	Consultant to various mining and oil and gas companies	July 26, 2010
M. Jaffar Khan(4)(5) London, England	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	May 1, 2002

Present
Name and	Position(s) with
Residence(1)	the Company	Present Principal Occupation or Employment(1)	Director Since
Garth A.C. MacRae(2)(3)(5) Ontario, Canada	Director	Retired business person	April 18, 1994
Lucie Presot Ontario, Canada	Vice-President	Chief Financial Officer of Dundee Corporation	N/A
Bruce Sherley Alberta, Canada	N/A(6)	President of Dundee Oil and Gas Limited, an oil and gas company	N/A
Michael Smith(2) Ontario, Canada	Director	Legal Counsel, Smith & Zoldhelyi	October 16, 2008

Notes:
(1)	The information as to place of residence and principal occupation of each officer and director has been furnished by the respective person.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the health, safety and environment committee.
(5)	Member of the executive committee.
(6)	Mr. Sherley is the President of Dundee Oil and Gas Limited, the general partner of DELP, through which the Company owns and operates the Lake Erie Assets.

Each of the persons named above has been employed in his or her present capacity or other executive position with the same firm or company or affiliates thereof for at least the last five years, except for Mr. Bhumgara who, from February to September 2009, held the position of Chief Financial Officer with Eplco Realty Group Inc. and who from August 2007 to January 2009 held the position of Controller with Strategic Resource Acquisition Corp. and who from June 2002 to August 2009 held the position of Vice-President, Finance and Operations with Article Inc.

As of January 10, 2011, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 2,996,403 common shares of the Company, representing 1.92% of the total number of common shares outstanding before giving effect to the exercise of options or other convertible securities held by such directors and officers. This information is based upon information provided by the directors and officers.

In addition, as of the date hereof, to the knowledge of management of the Company, Dundee owns, directly or indirectly, 84,634,138 common shares representing approximately 54.21% of the outstanding common shares of the Company. As at the date here, Mr. Ned Goodman owns in aggregate, directly and indirectly, class A subordinate voting shares and class B common shares of Dundee representing approximately an 81.92% voting interest in Dundee. Taking into account both his interest in Dundee and the 934,328 common shares of the Company held by him, Mr. Ned Goodman owns, or controls or directs, directly and indirectly, common shares representing approximately a 54.81% equity interest. As of the date hereof, the directors and senior officers of Dundee as a group beneficially owned, directly or indirectly, or exercised control over 88,017,795 common shares of the Company, representing approximately a 56.4% ownership interest in Eurogas.

Description of Each Director's and Officer’s Activities

Cameron D. Berry has served as a director of the Company since July 2010, and has over 35 years experience in the mining industry. Mr. Berry is a geologist and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Berry has been a member of several public company boards.

David Bhumgara is the chief financial officer of the Company. Mr. Bhumgara is a senior financial executive with over 18 years experience in finance, accounting, corporate finance, operations and supply chain solutions within Canada and internationally. Mr. Bhumgara has a record of success in implementing ERP systems and controls within finance, and IT infrastructure and is an expert in ERP development, fiscal management, and financial reporting within private and public markets.

Derek Buntain has served as a director of the Company since 1994. Mr. Buntain has nearly 30 years of experience in the investment industry in Canada and abroad and is a member of several public company boards and audit committees.

Jonathan Goodman has served as a director of the Company since 2002. Mr. Jonathan Goodman has over 20 years experience in the resource and investment industry, working as a geologist, senior analyst, portfolio manager and senior executive. Mr. Jonathan Goodman graduated from the Colorado School of Mines as a Professional Engineer and holds a Master of Business Administration from the University of Toronto. Mr. Jonathan Goodman is a director of several publicly-traded resource companies.

Ned Goodman has served as a director of the Company since 1996. Mr. Goodman has over 40 years of experience in the investment industry and is currently President and Chief Executive Officer of Dundee Corporation, President and Chief Executive Officer of Ned Goodman Investment Counsel Limited and Chairman of the Board of Directors of DundeeWealth Inc. as well as Chairman of the Board of Trustees of Dundee REIT. Mr. Goodman is also a director of several public companies.

Samuel W. Ingram has served as a director of the Company since July 2010. Mr. Ingram has over 30 years experience in the resource industry, having been Chief Legal Officer for publicly listed oil and gas and mining companies. Mr. Ingram has also been a member of several public company boards and private joint venture boards.

Jaffar Khan is the President, Chief Executive Officer and a director of the Company. Mr. Khan has 40 years of experience in the energy sector, including the development of a major energy project in Pakistan worth $600 million. From 1971 to 1991, Mr. Khan occupied the role of chief financial officer of Canada Northwest Energy Ltd. After the acquisition of the company by Sherritt Inc. (“Sherrit”), Mr. Khan worked on projects in Cuba and Mexico.

Garth A.C. MacRae has served as a director of the Company since 1994. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited. Mr. MacRae is currently a director and member of a member of several public company boards and audit committees.

Lucie Presot is the Vice President of the Company. Ms. Presot is a senior financial executive with close to 25 years experience in the financial services industry. Ms. Presot is currently the Vice President and Chief Financial Officer of Dundee Corporation, and has spent the past 16 years working in senior and executive roles within Dundee Corporation and its subsidiaries.

Bruce Sherley is the President of Dundee Oil and Gas Limited, the general partner of DELP. Mr. Sherley has 39 years of experience in the petroleum sector in Canada and several foreign jurisdictions. He has occupied executive positions with mid-sized and junior energy companies and is a director of a private energy company located in Utah. Since joining the Company in 1999, Mr. Sherley played a major role in maturing its underground natural gas storage project in Spain, evaluating the Company’s exploration acreage in Tunisia and acquiring oil and gas assets in Ontario.

Michael Smith has served as a director of the Company since 2008. Mr. Smith has over 35 years of experience with the investment industry, is the founding member of the law firm Smith and Zoldhelyi and is currently a practicing lawyer. Mr. Smith has been a member of the board of directors of several recognized public companies as well as legal counsel with the Ontario Securities Commission.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company and based on the information furnished by the directors and executive officers of the Company, no director or executive officer of the Company is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any corporation (including Eurogas) that:

(a)	was subject to an Order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such capacity.

Except as disclosed below, to the knowledge of the Company and based on the information furnished by the directors and executive officers of the Company, no director or executive officer of the Company or shareholder of the Company holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any corporation (including Eurogas) that while that person was acting in such capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets;

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Jonathan Goodman was a director of Tahera Diamond Corporation (“Tahera”) from August 2003 to September 29, 2008, which company filed for protection under the Companies’ Creditors’ Arrangement Act (Canada) with the Ontario Superior Court of Justice on January 16, 2008. On February 6, 2009, Tahera announced that it had made an application for the voluntary suspension of trading of its common shares on the TSX and on February 9, 2009 the TSX announced the voluntary suspension to be effective immediately and indicated the voluntary suspension would remain in effect until further notice.

Samual Ingram was a Senior Vice President, General Counsel and Corporate Secreatry of Sherritt from November 1995 to May 2006 during which period Sherritt was a shareholder of Anaconda Nickel Limited (“ANL”), a publicly traded Australian company. On February 13, 2003, Sherritt purchased 4,000,000 shares of ANL in the open market during a rights offering by ANL, where two major shareholders of ANL became involved in competing for control of ANL. On Monday, May 12, 2003, the Australian Government Takeovers Panel issued a declaration that the market acquisition of 4,000,000 shares of ANL by Sherritt constituted unacceptable circumstances and ordered that the shares in question be vested in the Australian Securities and Investment Commission to sell and account to Sherritt for the proceeds of sale, net of the costs, fees and expenses of the sale.

Conflicts of Interest

Certain directors and officers of the Company are also, and may continue to be, directors, officers or shareholders of other oil and gas companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to or make equity investments in competitors of the Company. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Company and their other business interests.

In accordance with the CBCA, such directors and officers will be required to disclose all conflicts of interest as such conflicts arise. If a conflict of interest arises at a meeting of the board of directors of the Company, any director in a conflict will disclose his interest and abstain from voting on such matter. In the past, the Company has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Company will continue to deal with conflicts in this fashion. Although the Company expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

There may be potential conflicts to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts or potential conflicts by applicable law.

17. PROMOTERS

The Company may be considered to have been a promoter of Eurogas International based on its role in effecting the reorganization of Eurogas International. See the section entitled “Description of the Business –General - Preferred Share Interest in Eurogas International Inc.” for further details.

18. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Other than as disclosed below, there are no legal proceedings that the Company is or was a party to, or that any of its property is or was the subject of, during the Company’s last completed financial year that were or are material to the Company, nor are there any such legal proceedings known to the Company to be contemplated.

Eurogas International has settled previously announced arbitration proceedings with Seawolf for US$12 million to be received by Eurogas International over an 18 month period. The settlement is secured by a bank guarantee from a recognized international bank. Eurogas International’s share of the proceeds will be US$2.7 million. Settlement proceeds will be recorded as a reduction in the carrying value of Eurogas International’s interest in the deferred exploration costs.

Regulatory Actions

During the last financial year, there have been no penalties or sanctions imposed against Eurogas by a court or by a securities regulatory authority relating to securities legislation, by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision nor has Eurogas entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

19. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below, no director or executive officer of Eurogas, no person or company that beneficially owns, or controls or directors, directly or indirectly, more than 10% of any class or series of Eurogas’ outstanding voting securities and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, in any transaction during the last three most recently completed financial years or during current financial year up to the date hereof that has materially affected or is reasonably expected to materially affect Eurogas:

  The Company had previously arranged for a $6 million revolving term credit facility with Dundee. The credit facility bore interest at the rate of Canadian dollar prime plus 2% per annum. During 2008, all amounts borrowed pursuant to the facility were repaid and the facility was cancelled. Interest expense on amounts drawn on the facility totalled $52,418 during the year ended December 31, 2008.

  Dundee had previously provided a commitment letter to the Company and Escal in order to satisfy the Spanish authorities of Escal’s financial ability to undertake the Castor Project. See the section entitled “General Development of the Business – Three Year History – 2007 Highlights” for further details.

20. TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada, located at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1.

21. MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the following are the Company’s material contracts entered into during the most recently completed financial year or during the current financial year up to the date hereof, or, if entered into before the most recently completed financial year, which are still in effect:

  Credit Agreement dated as of June 29, 2010 made among DELP (as borrower), Eurogas and Dundee Oil and Gas Limited and certain other guarantors from time to time (as guarantors), National Bank of Canada, The Toronto-Dominion Bank and those other banks and financial institutions from time to time party hereto (as lenders) and National Bank of Canada (as agent for the lenders). See the section entitled “Description of the Business – General – Lake Erie Assets” for further details.

  Purchase and Sale Agreement dated April 6, 2010 between Talisman Energy Canada and DELP in respect of the acquisition by DELP of the Lake Erie Assets. See the section entitled “Description of the Business – General – Lake Erie Assets” for further details.

22. INTERESTS OF EXPERTS

Names of Experts

The only persons or companies who are named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 by the Company during, or relating to, the Company’s most recently completed financial year, and whose profession or business gives authority to the report, valuation statement or opinion made by such person or company, are PWC, the Company’s independent auditors, who audited the consolidated financial statements of the Company for the financial year ended December 31, 2009 and AJM, the Company’s independent reserve engineers, who prepared the reserves report for the Company’s Ontario assets.

Interests of Experts

To the Company’s knowledge, as at the date hereof, none of AJM and any of its “designated professionals” (defined below) holds or held or has received or is to receive a registered or beneficial interest, whether direct or indirect, in any property of the Company or of any associate or affiliate of the Company. To the knowledge of the Company, as at the date hereof, the aforementioned persons, as a group, are the registered or beneficial owners, directly or indirectly, of less than one percent of the outstanding securities of the Company or of any associate or affiliate of the Company.

The term “designated professional” means, in relation to AJM, each partner, employee or consultant of such expert who participated in and who was in a position to directly influence the preparation of the report, valuation, statement or opinion referred to above or who was, at any time during the preparation of such document, in a position to directly influence the outcome of the preparation of such document.

As at the date hereof, none of PWC, AJM or any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

PWC is independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

23. AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The full text of the charter of the Audit Committee is attached as Schedule “A” to this AIF.

Composition of the Audit Committee

The Audit Committee is comprised of three directors, being Messrs. Samuel W. Ingram, Garth MacRae (Chair) and Michael Smith, all of whom are independent and all of whom are financially literate. Each member is considered independent because he does not have nor is he deemed to have any direct or indirect material relationships with the issuer. The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, the performance of the Company’s external auditor and reviewing the reserve evaluations prepared by the Company’s independent engineering consultants. The Audit Committee is also responsible for reviewing quarterly and annual financial statements prior to their approval by the full Board.

Relevant Education and Experience

Garth A.C. MacRae, Chartered Accountant, has served as a director of the Company since 1994. Mr. MacRae has over 15 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited. Mr. MacRae is currently a director and member of the audit committee of Breakwater Resources Ltd., Dundee Corporation, DundeeWealth Inc., Dundee Precious Metals Inc., GeneNews Limited, Torque Energy Inc. and Uranium Participation Corporation.

Michael Smith, B.A., LL.B. has served as a director of the Company since 2008. Mr. Smith has over 35 years of experience with the investment industry, is the founding member of the law firm Smith and Zoldhelyi and is currently a practicing lawyer. Mr. Smith has been a member of the board of directors of several recognized public companies as well as legal counsel with the Ontario Securities Commission.

Samuel W. Ingram, Q.C. has served as a director of the Company since July, 2010. Mr. Ingram has over 30 years experience in senior legal, corporate and business matters. As Chief Legal Officer for publicly traded international oil and gas and mining companies, Mr. Ingram has been responsible for international and domestic legal aspects of company operations and affairs. Mr. Ingram has also been a member of several public company boards.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on any exemptions contained in: (i) Section 2.4 (De Minimis Non-audit Services); (ii) Section 3.2 (Initial Public Offerings); (iii) Section 3.3(2) (Controlled Companies); (iv) Section 3.4 (Events Outside Control of Member); (v) Section 3.5 (Death, Disability or Resignation of Audit Committee Member); (vi) Section 3.6

(Temporary Exemption for Limited and Exceptional Circumstances); or (vii) Section 8 (Exemptions), of NI 52-110.

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on Section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there have been no recommendations of the Audit Committee to nominate or compensate an external auditor that was not adopted by the board of the directors of the Company.

Pre-Approval Policies and Procedures

In accordance with its mandate, the Audit Committee has established policies and procedures for the pre-approval of allowable non-audit services and the associated fees thereof, to be provided by the external auditors. These policies and procedures safeguard the independence of the external auditors. The policy requires that management obtain the approval of the Chairman of the Audit Committee of its parent, Dundee Corporation, in advance of retaining the services of the external auditor for any service that is non-audit related.

External Auditor Service Fees

The following table represents the fees paid by the Company to PWC, the Company’s external auditors, during the fiscal years 2009 and 2008:

	2009	2008
Nature of Services	($)	($)
Audit Fees(1)	55,000	105,000
Audit-Related Fees(2)	42,500	93,250
Tax Fees(3)	Nil	2,000
All Other Fees(4)	767	91,844
TOTALS	98,267	292,094

Notes:

(1)
“Audit Fees” include fees necessary for the audit of the Company’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)
“Audit-Related Fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in “Audit Fees”.

(3)	“Tax Fees” include fees for professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” include fees for products and services provided by the Company’s auditors other than the services included in “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

24. DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to its shareholders. The Company’s approach to corporate governance is designed with a view to ensuring that the business of the Company is effectively managed and that the Board functions independently of management. An overview of the Company’s corporate governance practices, in accordance with Form 58-101F1 of NI 58-101, NI 58-101 and NP 58-201, is provided below.

Board of Directors

Composition

The Board is comprised of eight directors, five of whom are independent directors and three of whom are non-independent. The Board has determined that: (i) Mr. Jaffar Khan is not independent because he is the President and Chief Executive Officer of the Company; (ii) Mr. Ned Goodman is not independent by virtue of his position as President and Chief Executive Officer of the Company’s parent company, Dundee; and (iii) Mr. Derek Buntain is not independent by virtue of his position as President of The Dundee Merchant Bank, a wholly-owned subsidiary of Dundee. Messrs. Cameron G. Berry, Jonathan Goodman, Samuel W. Ingram, Garth A.C. MacRae and Michael Smith are independent of management as they are free from any interests and any business or other relationships which could, or could reasonably be perceived to, materially interfere with the such director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising from such director’s shareholdings.

For the purposes of NI 58-101, a director is independent if he or she would be independent within the meaning of Section 1.4 of NI 52-110. Pursuant to Section 1.4 of NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of such member’s independent judgment, where certain relationships are deemed to be material pursuant to NI 52-110.

A majority of the Board is independent. To facilitate the Board’s exercise of independent judgments in carrying out its responsibilities, the independent directors are afforded an opportunity to hold “in camera” sessions, if desired. Such “in camera” sessions provide the independent directors the opportunity to conduct discussions both openly and candidly.

The chair of the Board, Mr. Ned Goodman, is not independent. Despite that, the Board believes there are substantial benefits to the Company with Mr. Goodman serving in this capacity that presently out-weigh having an independent chair. The Company does not have a lead director as the members of the Board possess sufficient public company and industry experience such that a lead director is not considered necessary at this time. The independent directors are able to operate effectively amongst themselves without the designation of a lead director. The Board encourages an atmosphere of candour and constructive dissent.

Directorships

Except as disclosed below, no member of the Board presently serves as a director of any other issuer that is a reporting issuer (or the equivalent) in a Canadian or foreign jurisdiction:

Director	Directorship(s) with Other Reporting Issuers
Derek H.L. Buntain	Assisted Living Concepts Inc. Cencotech Inc. Dundee Precious Metals Inc. Eurogas International Inc. High Liner Foods Inc. Natunola Health Biosciences Inc.
Ned Goodman	Breakwater Resources Ltd. Corona Gold Corporation Dundee Corporation Dundee Precious Metals Inc. Dundee REIT DundeeWealth Inc. Eurogas International Inc. Valdez Gold Inc.
Jaffar Khan	Eurogas International Inc.
Garth A.C. MacRae	Breakwater Resources Ltd. Dundee Corporation Dundee Precious Metals Inc. DundeeWealth Inc. GeneNews Limited Torque Energy Inc. Uranium Participation Corporation
Jonathan Goodman	Avala Resources Ltd. Breakwater Resources Ltd. Cogitore Resources Inc. Dundee Corporation Dundee Precious Metals Inc. Sabina Gold & Silver Corp.

Board and Committee Meetings

The table below indicates regularly scheduled and special meetings of the Board and its various committees held and attendance of directors, in person or by teleconference, for the year ended December 31, 2009:

	Board of Directors	Audit Committee	Compensation Committee
Director(1)	(Total of 4 Meetings Held)	(Total of 4 Meetings Held)	(Total of 1 Meeting Held)
Derek H.L. Buntain	3 of 4	4 of 4	1 of 1
Jonathan Goodman	3 of 4	N/A	N/A
Ned Goodman(2)	4 of 4	2 of 4	1 of 1
Jaffar Khan	4 of 4	N/A	N/A
Garth A.C. MacRae	4 of 4	4 of 4	1 of 1
Michael Smith	4 of 4	N/A	N/A

Notes:
(1) Cameron Berry and Samuel Ingram are not included in this table as they became directors of the Company following December 31, 2009.
(2)
Ned Goodman was a member of the Audit Committee from May 22, 2009 until June 14, 2010. Mr. Goodman participated in 2 of the 3 Audit Committee meetings held while he was a member of the Audit Committee.

Board Mandate

While the Board has not adopted a formal board mandate, management of the Company reviews with the Board on a periodic basis its strategic plan and delivers to the Board ongoing reports on the status of the business and operations of the Company. In addition, in accordance with applicable legal requirements and historical practice, all matters of a material nature are presented by management to the Board for approval.

The Board believes that management is responsible for the development of the Company’s long-term strategy, while the role of the Board is to review, question, validate and propose changes to the strategies, with a view to arriving at approved strategies to be implemented. The Board reviews the Company’s long-term strategy on an ongoing basis.

Positions Descriptions

The Board has not developed written position descriptions for the chair or the chair of each Board committee nor has it developed written position descriptions for the Chief Executive Officer of the Company.

While the Board has not adopted a written position description for the chair or the chair of each Board committee or for the Chief Executive Officer of the Company, the roles of each are well established. The responsibilities of Mr. Ned Goodman, the chair of the Board, and the chairs of each Board committee include the efficient organization and operation of the Board and Board committees, as applicable. The chair of the Board and the chairs of each Board committee are also responsible for ensuring effective communication between the Board or Board committee, as applicable, and management and for ensuring that the Board and its committees effectively carry out their respective mandates. The corporate objectives for which the Chief Executive Officer is responsible are determined by strategic and financial plans initiated by the Chief Executive Officer, and developed with input from senior management and the Board. The Board annually reviews and evaluates the Company’s strategic plan and corporate objectives.

Orientation and Continuing Education

The Board is responsible for providing a formal orientation program for new directors and ongoing education sessions on the business and strategies of the Company. In particular, new Board members are invited to participate in informal discussions with senior management of the Company. Each new director is furnished with a Board package intended to provide a thorough understanding of the business of the Company. The package includes, among other things, the corporate governance practices of the Company. The Board, during the interview process, makes each prospective new director aware of the amount of time required to fulfill his or her role as a director. In addition, a site visit to the Company’s main operations is arranged, at the earliest convenience, for each director.

The Company is also committed to a continuing education program for all directors. At each regularly scheduled Board meeting, management provides directors with a presentation on the Company’s operations, thereby updating the Board on all important activities since the last meeting. The Board also receives written reports from management when changes are made to the business plan or significant activities are underway. Directors are kept informed of best practices with respect to the role of the Board and of emerging trends that are relevant to their roles as directors. In addition, individual directors are encouraged to identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

Ethical Business Conduct

The Company is committed to conducting its business in compliance with all applicable laws and regulations and in accordance with the highest ethical principles. The Board requires all directors to disclose any activities or relationships which could have the potential for a conflict of interest. The Board encourages and provides an overall culture of ethical conduct. The Board and the Company promote a “tone at the top” culture intended to instil ethics, openness, honesty and accountability throughout the organization.

Although the Board has not adopted a written code of business conduct and ethics for the Board, the Board, in addition to the relevant provisions of the CBCA applicable to directors of the Board, to promote a culture of ethical business conduct. In accordance with the CBCA, directors are required to disclose all actual or potential conflicts of interest and refrain from voting on matters where the director has a conflict of interest. Also, directors are required to recuse themselves from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest. The Company permits the Board, any committee thereof, and any individual director to engage independent external advisors at the expense of the Company when necessary.

Nomination of Directors

The Compensation Committee, described in further detail below, is responsible for identifying, assessing and making recommendations as to candidates for election to the Board and Board committees with a view to the independence and expertise required for effective governance and satisfaction of applicable regulatory requirements. When the Compensation Committee identifies additional skills or competencies needed at the Board level, or becomes aware that any individual director intends to retire from the Board, the Compensation Committee initiates a recruitment process. Prospective Board members, whose relevant education and related business experience are taken into consideration, are interviewed by the Compensation Committee which in turn proposes the new and suitable candidates for consideration by the full Board.

Compensation Committee

The Compensation Committee, comprised of Messrs. Derek Buntain, Jonathan Goodman and Garth MacRae, makes determinations and recommendations to the directors of the Company with respect to the cash and incentive compensation of the executive officers of the Company.

The primary goal of the Compensation Committee is to ensure that the overall compensation provided to the Chief Executive Officer, Chief Financial Officer and the other executive officers of the Company is determined with regard to, and is consistent with, the business strategies and objectives of the Company, such that the financial interests of such executive officers of the Company are congruent with the financial interests of the Company’s shareholders. Executive compensation consists of salary, options, benefits and a discretionary annual bonus. Executive officer salaries are set slightly below industry standard, which is determined by reference to the salaries of local executives in positions with similar experience and similar responsibility. Executive officers receive additional compensation in the form of options, the number of which is determined by reference to the position and experience of the individual executive. Executive officers receive a basic benefits package including medical, dental and insurance.

The Compensation Committee recommends to the directors of the Company base salaries for each of the executive officers of the Company, taking into consideration the recommendations of the Chief Executive Officer of the Company (other than in respect of the base salary of the Chief Executive Officer), the current and potential contribution of the executive officer to the success of the Company and competitive industry pay practices for comparable positions at businesses of comparable size.

The Compensation Committee recommends to the Board the form and amount of any service agreements to be entered into with the executive officers of the Company, taking into consideration the recommendations of the Chief Executive Officer of the Company, the current and potential contribution of the executive officer to the success of the Company and competitive industry pay practices for comparable positions at businesses of comparable size.

Although the Company does not have a formalized bonus plan, the executive officers of the Company may earn annual bonuses, which will vary, based on the individual’s position and contribution to the performance of the Company and the annual performance of the Company. The Chief Executive Officer of the Company presents recommendations to the Compensation Committee with respect to the award of any such bonuses (other than bonuses paid to the Chief Executive Officer). The Compensation Committee determines the bonuses for the executive officers of the Company and recommends the amounts thereof to the directors of the Company for approval.

The Company did not pay any fees to directors for their services as directors in respect of the year ended December 31, 2009. Directors were, however, entitled to participate in the SIP Plan and the DSU Plan. The DSU Plan is administered by the Compensation Committee, which determines the number and attributes of deferred share units to be granted based on criteria determined by the Compensation Committee relating to services performed or to be performed by the grantee.

The Compensation Committee is comprised of a majority of independent directors (Messrs. Garth MacRae and Jonathan Goodman) and one director that is not independent (Mr. Derek Buntain).

The Compensation Committee is charged with overseeing the administration of the Company’s equity compensation plans, discharging the Board’s responsibilities relating to the compensation of certain of the Company’s executives, reviewing and making recommendations on director compensation, and preparing the Company’s report on executive compensation as required by securities laws.

As part of its oversight of the implementation of the Company’s compensation plans, the Compensation Committee will review and make recommendations to the Board with respect to the adoption or amendment of incentive compensation and equity compensation plans for the Company. The Compensation Committee also approves the compensation for certain senior executives and makes recommendations to the Board respecting approval of the Chief Executive Officer’s compensation package. In setting compensation, the Compensation Committee considers all factors it deems relevant, including individual performance, the Company’s performance and relative shareholder return, the value of similar incentive awards to those with similar responsibilities at comparable companies and the awards given by the Company in prior years. In addition, the Compensation Committee reviews the adequacy of the compensation of directors of the Company, including the chair of each of the committees of the Board, to ensure that their compensation adequately reflects the responsibilities and risks involved in being an effective director of the Company.

The Compensation Committee conducts an annual review of its mandate, and recommends changes to the Board with respect to such mandate, as necessary. In fulfilling its responsibilities, the Compensation Committee has the authority to retain a compensation consultant for assistance, if required, in the evaluation of employee, officer and director compensation.

Other Board Committees

Other than as described below, the Board does not have any other standing committees other than the Audit Committee and the Compensation Committee. Details regarding the Audit Committee are set forth in the section entitled “Audit Committee Information”.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee, comprised of Messrs. Samuel W. Ingram (Chair), Derek Buntain and Jaffar Khan, assists the Board in fulfilling its oversight responsibilities for the Company’s establishment of health, safety and environmental policies for its oil and gas operations and to review their appropriateness on a regular basis. The responsibilities of the Health, Safety and Environment Committee include ensuring that adequate processes are in place in respect of the Company’s commitment to the health and safety of workers at its sites and the Company’s commitment to environmental stewardship, public responsibility, social progress and economic growth.

Executive Committee

The Executive Committee is comprised of five directors, Messrs. Ned Goodman, Jonathan Goodman, Jaffar Khan, Cameron Berry and Garth MacRae. The primary function of the Executive Committee is to assist the

Board by acting in the Board’s place and stead between meetings of the Board particularly with respect to the preliminary consideration and approval of matters of significance.

Assessments

Individual director performance is evaluated on a regular basis by the Compensation Committee. Individual director assessments are determined by examining a number of factors, including, but not limited to, attendance at and participation in meetings, meeting preparedness, ability to communicate ideas clearly and overall contribution to effective Board performance. The Chairman of the Audit Committee coordinates an annual evaluation of the Audit Committee, reviews and assesses the responses and reports detailed results to the Board. The results of these assessments are used by the Board to evaluate past performance and identify areas for continued improvement.

25. ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on its website at www.eurogascorp.com. In particular, additional information, including information regarding directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans (including the SIP and DSU), is contained in the Company’s management information circular for the financial year ended December 31, 2009. Additional financial information is provided in the Company’s financial statements and management’s discussion & analysis for its financial year ended December 31, 2009.

SCHEDULE “A”

TO THE ANNUAL INFORMATION FORM
OF EUROGAS CORPORATION
(the “Corporation”)

CHARTER OF THE AUDIT COMMITTEE

The primary responsibility of the Audit Committee (the “Committee”) is to oversee the Corporation’s financial reporting process and disclosure policies on behalf of the Board in order to assist the directors of the Corporation in meeting their responsibilities with respect to complete, timely and accurate regulatory filings by the Corporation, including financial reporting.

Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for the appropriateness of the accounting principles, internal controls, and disclosure and reporting policies that are used by the Corporation. The independent auditors are responsible for auditing the Corporation’s annual financial statements and for reviewing the Corporation’s interim financial statements.

The role, responsibility, authority and power of the Committee shall include, but not be limited to:

The Committee shall be directly responsible for the appointment and termination (subject to board and shareholder ratification), compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting;

(a)

The Committee shall ensure that at all times there are direct communication channels between the Committee and the internal auditors, if applicable, and the external auditors of the Corporation to discuss and review specific issues, as appropriate;

(b)

The Committee shall discuss with the independent auditors (and internal auditors, if applicable) the overall scope and plans for their audits, including the adequacy of staff. The Committee shall discuss with Management and the independent auditors the adequacy and effectiveness of the accounting and financial controls including the Corporation’s policies and procedures to assess, monitor, and manage business risk, legal risk and adherence to the Corporation’s ethical compliance programs;

(c)	The Committee shall, at least annually, obtain and review a report by the independent auditors:

(i)	describing their internal quality control procedures;

(ii)	any material issues raised by the most recent internal quality control review, or peer review, or any inquiry or investigation by government or professional institute or society, within the preceding five years, respecting any independent audit carried out by the independent auditors, and any steps taken to deal with any such issues; and

(iii)	all relationships between the independent auditor and the Corporation in order to assess auditor’s independence;

(d)	The Committee shall meet separately, on a regular basis, with Management and the independent auditors to discuss any issues or concerns warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the independent auditors to meet privately with the Committee;

(e)

The Committee shall receive regular reports from the independent auditors on critical policies and practices of the Corporation, including all alternative treatment of financial information within generally accepted accounting principles which have been discussed with management. Where alternative treatment exists, the independent auditors shall be invited to express their opinion as to whether the Corporation is using best practices;

(f)

The Committee shall review Management’s policies and processes relating to its effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditors’ report on Management’s assertion;

(g)	The Committee shall review and discuss earnings press releases, as well as information and earnings guidance provided to analysts and rating agencies;

(h)

The Committee shall review the interim and annual financial statements and disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations with Management and with the independent auditors prior to recommending them to the Board of Directors for approval for release or inclusion in any reports to shareholders and/or regulatory authorities;

(i)	The Committee shall monitor the effectiveness of and compliance with the Corporation’s disclosure procedures;

(j)	The Committee shall receive reports, if any, from the Corporation’s legal representatives of evidence of material violation of securities laws or breaches of fiduciary duty;

(k)

The Committee should review and ensure that procedures are in place for the receipt, retention and treatment of complaints received by the Corporation regarding accounting and auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(l)

The Committee shall meet as often as it deems appropriate to discharge its responsibilities and, in any event, at least four times per year. Additional meetings may be held as deemed necessary by the Chairman of the Audit Committee or as requested by any member or the external auditors;

(m)	The Committee shall review all issues related to a change of auditor, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;

(n)	At all times, the membership of the Committee shall be such that:

(i)	it shall be comprised of no fewer than three members of the Board;

(ii)	Committee members shall not receive any compensation from the Corporation other than in the member’s capacity as a member of the Board of Directors and any Board committee.

(o)	No business shall be transacted by the Committee except:

(i)	at a meeting of the members thereof at which a majority of the members thereof are present; and

(ii)	by a resolution in writing signed by all of the members of the Committee.